Exhibit (a)(1)(A)

OFFER TO PURCHASE FOR CASH

ALL OUTSTANDING SHARES OF COMMON STOCK

(Including Associated Preferred Stock Rights)

OF

AULT INCORPORATED

BY

LAKERS ACQUISITION CORP.,

A WHOLLY OWNED SUBSIDIARY

OF

SL INDUSTRIES, INC.,

AT

$2.90 NET PER SHARE OF COMMON STOCK

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00
MIDNIGHT, NEW YORK CITY TIME, ON JANUARY 25, 2006,
UNLESS THE OFFER IS EXTENDED.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 16 , 2005 (the “Merger Agreement”), by and among SL Industries, Inc., a New Jersey corporation (“SL Industries” or “Parent”), Lakers Acquisition Corp., a Minnesota corporation and a wholly-owned subsidiary of SL Industries (the “Purchaser”) and Ault Incorporated, a Minnesota corporation (“Ault” or the “Company”).

The Offer is conditioned upon, among other things, (i) there being validly tendered, and not withdrawn prior to the expiration of the Offer, that number of shares of common stock, no par value, of Ault (the “Common Stock”), that represents a majority of all outstanding shares of Common Stock that are not beneficially owned by Parent, the Purchaser or their affiliates (for purposes of the Merger Agreement shares that are subject to the rights of Parent and Purchaser pursuant to the Shareholders Agreement described below are not considered beneficially owned by them), and (ii) the satisfaction of other conditions as set forth in this Offer to Purchase. See Section 14 — “Certain Conditions of the Offer.”

The Board of Directors of Ault has unanimously approved and adopted the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and it has also unanimously: (i) determined that the terms of the Offer, the Merger and the Merger Agreement are fair to and in to the best interests of the Company and its shareholders, (ii) approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of the Minnesota Business Corporation Act, (iii) recommended that holders of all issued and outstanding shares of the Company’s Common Stock accept the Offer and tender their Shares pursuant to the Offer and adopt and approve the Merger Agreement and the Merger, (iv) approved the Shareholders Agreement and the transactions contemplated thereby and (v) approved the Stock Option Agreement and the transactions contemplated thereby. A special committee of Ault’s Board of Directors has unanimously approved the Offer, the Merger, the Merger Agreement, the Shareholders Agreement and the Stock Option Agreement and the transactions contemplated thereby in order to render inapplicable certain sections of the Minnesota Business Corporation Act relating to takeovers.

Unless the context otherwise requires, the terms “we,” “us,” and “our” refer to SL Industries, Inc. and its subsidiary, Lakers Acquisition Corp. The term “Share” or “Shares” shall refer to the outstanding shares of Ault Common Stock together with the associated preferred stock rights issued pursuant to the Rights Agreement, dated as of February 13, 1996, between Ault and Norwest Bank Minnesota, N.A., as amended from time to time (the “Rights Agreement”).

Questions and requests for assistance may be directed to the Information Agent at the addresses and telephone number set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and the Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 may be directed to the Information Agent. A shareholder also may contact brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

December 23, 2005

IMPORTANT

Any Ault shareholder desiring to tender all or a portion of such shareholder’s Shares must:

1.                                      for Shares that are registered in such shareholder’s name and held as physical certificates:

•                                          complete and sign the Letter of Transmittal (or a manually signed facsimile) in accordance with the instructions in the Letter of Transmittal;

•                                          have such shareholder’s signature on the Letter of Transmittal guaranteed if required by Instruction 1 to the Letter of Transmittal; and

•                                          mail or deliver the Letter of Transmittal (or a manually signed facsimile), the certificates for such Shares and any other required documents to American Stock Transfer & Trust Company, the Depositary, at its address on the back of this Offer to Purchase.

2.                                      for Shares that are registered in such shareholder’s name and held in book-entry form:

•                                          complete and sign the Letter of Transmittal (or a manually signed facsimile) in accordance with the instructions in the Letter of Transmittal or prepare an Agent’s Message (as defined in Section 3 - “Procedure for Tendering Shares”);

•                                          if using the Letter of Transmittal, have such shareholder’s signature on the Letter of Transmittal guaranteed if required by Instruction I of the Letter of Transmittal;

•                                          deliver an Agent’s Message or the Letter of Transmittal (or a manually signed facsimile) and any other required documents to the Depositary; and

•                                          transfer the Shares through book-entry transfer into the Depositary’s account.

3.                                      for Shares that are registered in the name of a broker, dealer, bank, trust company or other nominee:

•                                          contact the broker, bank, trust company or other nominee and request that the broker, dealer, bank, trust company or other nominee tender the Shares to the Purchaser before the expiration of the Offer.

The Letter of Transmittal, the certificates for the Shares and any other required documents must be received by the Depositary before the expiration of the Offer, unless the procedures for guaranteed delivery described in Section 3 - “Procedure for Tendering Shares” of this Offer to Purchase are followed.

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SUMMARY TERM SHEET

Securities Sought:	All outstanding shares of Common Stock, including any associated preferred stock rights, of Ault Incorporated.

Price Offered Per Share of Common Stock:	$2.90 net to you, without interest (subject to applicable withholding taxes).

Scheduled Expiration of Offer:	12:00 midnight, New York City time, on January 25, 2006, unless extended.

Purchaser:	Lakers Acquisition Corp., a wholly-owned subsidiary of SL Industries, Inc.

Ault Board Recommendation	Ault’s board of directors unanimously recommends that you accept the Offer and tender your shares.

Minimum Condition

There being validly tendered and not withdrawn prior to the expiration of the Offer that number of shares of Ault Common Stock, that represents a majority of all outstanding shares of Common Stock that are not beneficially owned by Parent, Purchaser or their affiliates (for purposes of the Merger Agreement shares that are subject to the rights of Parent and Purchaser pursuant to the Shareholders Agreement described below are not considered beneficially owned by them).

There are also other conditions that apply to the Offer, detailed in Section 14 — “Certain Conditions of the Offer.”

Shareholders Agreement

The directors and executive officers of Ault and certain of their affiliates have agreed to tender their Ault shares pursuant to a Shareholders Agreement. At December 16, 2005, these individuals beneficially owned 850,625 Ault shares, representing approximately 17% of the issued and outstanding Ault shares as of such date. See Section 13 — “The Merger Agreement and Other Agreements.”

Stock Option Agreement

Subject to certain conditions, including the acquisition, in the Offer, of shares resulting in Purchaser, SL Industries and their affiliates owing at least 75% of the outstanding shares, Ault has granted to Purchaser an irrevocable option to purchase that certain number of Ault shares as is necessary for Purchaser to obtain ownership of in excess of 90% of the outstanding Ault shares. See Section 13 — “The Merger Agreement and Other Agreements.”

The following are some of the questions you, as a shareholder of Ault, may have and our answers to those questions. We urge you to carefully read the remainder of this Offer to Purchase and the Letter of Transmittal because the information in this summary is not complete. Additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal.

Who is offering to buy my shares?

Our name is Lakers Acquisition Corp. We are a Minnesota corporation formed by SL Industries, Inc. as its direct, wholly-owned subsidiary for the purpose of acquiring all of the outstanding capital stock of Ault. See the “Introduction” to this Offer to Purchase and Section 9 - “Certain Information Concerning SL Industries and the Purchaser.”

What are the classes and amounts of securities being sought in the Offer?

We are offering to purchase all issued and outstanding shares of Common Stock of Ault, including any associated preferred stock rights.  See “Introduction” to this Offer to Purchase and Section 1 - “Terms of the Offer.”

How much are you offering to pay and in what form of payment?

We are offering to pay $2.90, net to you in cash without interest thereon (and subject to applicable withholding taxes), for each share of Common Stock (including any associated preferred stock rights).

Will I have to pay any fees or commissions?

If you are the record owner of your shares and you tender your shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your shares through a broker or other nominee, and your broker tenders your shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase.

Do you have the financial resources to make payment?

Yes. To finance the purchase, SL Industries will provide us with the funds required to pay for the shares and related fees and expenses from its working capital and borrowings available under our revolving credit facility. Our Offer is not contingent on obtaining new sources of financing. See Section 10 - “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender in the Offer?

Our Offer is not subject to any financing condition. Because the form of payment consists solely of cash and all of the funding that will be needed will come from SL Industries’ working capital and revolving credit facility, we do not think our financial condition is relevant to your decision as to whether to tender your shares into our Offer. Pursuant to the Merger Agreement, SL Industries has agreed to provide us with funds necessary to consummate our Offer and to pay for any outstanding capital stock of Ault not owned by SL Industries or us pursuant to any Merger of us into Ault. See Section 10 - “Source and Amount of Funds.”

How long do I have to decide whether to tender in the Offer?

You will have at least until 12:00 midnight, New York City time, on January 25, 2006, to decide whether to tender your shares in the Offer. If you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described later in this Offer to Purchase. See Section 1 - “Terms of the Offer” and Section 3 - “Procedure for Tendering Shares.”

Can the Offer be extended and under what circumstances?

Subject to the terms of the Merger Agreement, we may extend the Offer with Ault’s prior written consent, authorized by Ault’s board of directors or a duly authorized committee of Ault’s board of directors.

Subject to the terms of the Merger Agreement, we may extend the Offer without Ault’s consent as follows:

•                                          if, at any scheduled expiration of the Offer any of the conditions to our obligation to accept shares for payment has not been satisfied or waived, we may extend the Offer for a time period reasonably necessary to permit the condition to be satisfied;

•                                          if required by any rule, regulation or interpretation of the United States Securities and Exchange Commission (the “SEC”) or the staff thereof applicable to the Offer, we may extend (or re-extend) the Offer as so required;

•                                          if, at any scheduled expiration of the Offer, the number of shares of Common Stock that shall have been validly tendered and not withdrawn pursuant to the Offer satisfies the Minimum Condition but represents less than 90% of the shares of Common Stock outstanding, extend (or re-extend) the Offer (one or more times) for an aggregate additional period of not more than 20 business days; and

•                                          if we increase the offer price, the Offer may be extended as required by law in connection therewith.

If the Minimum Condition has been satisfied, we may also elect to provide a “subsequent offering period” without Ault’s consent in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which would be an additional period of three to twenty business days beginning after the Offer expires. During this subsequent offering period, you would be permitted to tender, but not withdraw, your shares and receive, for each share of Common Stock, $2.90 per share, net to you in cash, without interest (subject to applicable withholding taxes).  See Section 1 - “Terms of the Offer.”

How will I be notified if the Offer is extended or a subsequent offering period is provided?

If we extend the Offer or provide for a subsequent offering period, we will inform American Stock Transfer & Trust Company, the depositary for the Offer, and will make a public announcement of the extension, not later than 9:00 a.m., Eastern time, on the business day after the day on which the Offer was scheduled to expire. See Section 1 - “Terms of the Offer.”

What are the most significant conditions to the Offer?

Purchaser’s obligation to accept for payment and to pay for any Ault shares is subject to satisfaction of the Minimum Condition (as previously described and as defined below) and other conditions, more fully described in Section 14 — “Certain Conditions of the Offer.”

The Offer is subject to a number of other conditions. We can waive all conditions to the Offer, except the Minimum Condition, without Ault’s consent. See Section 14 - “Certain Conditions of the Offer.”

How do I tender my shares?

To tender shares, you must deliver the certificates representing your shares, together with a completed Letter of Transmittal, to American Stock Transfer & Trust Company, the depositary for the Offer, not later than the time the tender offer expires. If your shares are held in street name, the shares can be tendered by your nominee through American Stock Transfer & Trust Company. If you cannot deliver a required item to the depositary by the expiration of the tender offer, you may be able to obtain extra time to do so by having a broker, a bank or other fiduciary which is a member of the Security Transfer Agent Medallion Signature Program guarantee that the missing items will be received by the depositary within three business days. However, the depositary must receive the missing items within that three trading day period or your shares will not be validly tendered. See Section 3 - “Procedure for Tendering Shares.”

How do I withdraw previously tendered shares?

To withdraw shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to American Stock Transfer & Trust Company, the depositary for the Offer, while you still have the right to withdraw the shares. See Section 4 - “Withdrawal Rights.”

Until what time may I withdraw shares that I have tendered?

You may withdraw shares at any time until the Offer has expired. In addition, if we have not agreed to accept your shares for payment by February 21, 2006, you may withdraw them at any time after such time until we accept them for payment. This right to withdraw will not apply to any subsequent offering period. See Section 1 - “Terms of the Offer” and Section 4 - “Withdrawal Rights.”

What does the board of directors of Ault think of the Offer?

Ault’s board of directors unanimously determined that $2.90, net to the seller in cash, for each share of Ault Common Stock (including any associated preferred stock rights) is fair to, and in the best interests of, you and Ault. Ault’s board of directors unanimously recommends that you accept the Offer and tender your shares to us in the Offer. See “Introduction” to this Offer to Purchase and Section 11 - “Background of the Offer.”

Have any Ault shareholders agreed to tender their shares?

Yes. The directors of Ault and Ault officers Xiaodong Wang and Gregory L. Harris and certain affiliates thereof have each agreed to tender all shares of Common Stock held by them into the Offer pursuant to the terms of a Shareholders Agreement, dated December 16, 2005, which they entered into with SL Industries and us. The Shares subject to that agreement represent approximately 17% of the number of Shares outstanding.  See the “Introduction” to this Offer to Purchase and Section 13 - “The Merger Agreement and Other Agreements.”

If shares are tendered and accepted for payment, will Ault continue as a public company?

If we merge with and into Ault, SL Industries will own all of the outstanding capital stock of Ault and Ault no longer will be publicly owned. Even if the Merger does not take place, if we purchase all of the tendered shares, there may be so few remaining shareholders and publicly held shares of Ault that there may not be a public trading market for Ault stock and Ault may cease making filings with the SEC or otherwise being required to comply with the SEC rules relating to publicly held companies. See Section 7 - “Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations.”

Will the tender offer be followed by a merger if all Ault shares are not tendered in the Offer?

If we accept for payment and pay for shares of Ault, we intend to merge Purchaser with and into Ault subject to the terms and conditions of the Merger Agreement and upon the vote of Ault’s shareholders, if such vote is required. Ault will be the surviving corporation in the merger and will become a wholly-owned subsidiary of SL Industries. In the merger, Ault shareholders who did not tender their shares will receive $2.90 per share (or any higher price per share which is paid in our Offer) of Common Stock, in cash, without any interest thereon (subject to applicable withholding taxes). If shares tendered in the Offer together with other shares held by Purchaser or Parent constitute more than 90% of the outstanding shares of Ault’s Common Stock, we will be able to effect the Merger without convening a meeting of shareholders. Subject to certain conditions, including the acquisition, in the Offer, of shares sufficient to result in our holding at least 75% of the outstanding shares, Ault has granted Purchaser the right to acquire shares from Ault in order to acquire 90% of the outstanding Ault shares. There are no dissenters’ rights available in connection with our Offer, but shareholders who have not sold their shares in the Offer would have dissenters’ rights available in connection with the Merger under Minnesota law if those rights are perfected. See the “Introduction” to this Offer to Purchase.

If I decide not to tender, how will the Offer affect my shares?

If you do not tender your shares in the Offer and the Merger described above takes place, your shares will be cancelled. Unless you exercise dissenters’ rights under Minnesota law (see Section 12 - “Purpose of the Offer; Interest in Securities of Ault; Other Matters”), you will receive the same amount of cash per share that you would have received had you tendered your shares in the Offer. Therefore, if the Merger takes place, the only difference to you between tendering your shares and not tendering your shares is that you will be paid earlier if you tender your shares and that, in connection with the Merger, you will have dissenters’ rights under Minnesota law if you take appropriate action to perfect those rights. If the Merger does not take place after the Offer closes, however, the number of shareholders and number of shares of Ault stock which are still in the hands of the public may be so small that there no longer may be an active public trading market (or, possibly, any public trading market) for Ault common stock. Also, as described above, Ault may cease making filings with the SEC or otherwise being required to comply with the SEC rules relating to publicly held companies. See the “Introduction” to this Offer to Purchase and Section 7 - “Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations.”

What is the market value of my shares as of a recent date?

On December 16, 2005, the last trading day before we announced the tender offer and the possible subsequent merger, the last sale price of Ault Common Stock reported on Nasdaq CM was $1.73 per share. On December 22, 2005, the closest practicable date prior to commencement of the Offer, the last reported sales price of Ault Common Stock on Nasdaq CM was $2.86 per share. We advise you to obtain a recent quotation for shares of Ault Common Stock in deciding whether to tender your shares. See Section 6 - “Price Range of the Shares; Dividends on the Shares.”

Who can I talk to if I have questions about the tender offer?

You may call Morrow & Co., Inc. the information agent for the Offer, at (800) 607-0088. See the back cover of this Offer to Purchase for additional information on how to contact our information agent.

To the Holders of Common Stock of Ault, Inc.:

INTRODUCTION

Lakers Acquisition Corp., a Minnesota corporation (the “Purchaser”) and a wholly-owned subsidiary of SL Industries, Inc., a New Jersey corporation (“SL Industries”), hereby offers to purchase all issued and outstanding shares (together with the Rights (as defined below), the “Shares”) of common stock, no par value (the “Common Stock”), of Ault Incorporated, a Minnesota corporation (“Ault” or the “Company”), including any associated preferred stock rights issued pursuant to the Rights Agreement (the “Rights”), dated as of February 13, 1996, between Ault and Norwest Bank Minnesota, N.A., as amended from time to time (the “Rights Agreement”), at a price of $2.90 per Share, net to the seller in cash and without interest thereon (and subject to applicable withholding taxes) upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer” ).

The Purchaser is a corporation newly formed by SL Industries to effect the Offer and other transactions contemplated by the Merger Agreement (as defined below).  SL Industries, through its subsidiaries, designs, manufactures and markets power electronics, power motion and power protection equipment that is used in a variety of aerospace, computer, datacom, industrial, medical, telecom, transportation and utility equipment applications. SL Industries’ products are largely sold to original equipment manufacturers, and to a lesser extent, to commercial distributors. SL Industries’ common stock is traded on the American Stock Exchange and the Philadelphia Stock Exchange under the symbol “SLI.”  For additional information concerning SL Industries and the Purchaser, see Section 9 - “Certain Information Concerning SL Industries and the Purchaser.”

The Offer is being made pursuant to an Agreement and Plan of Merger, dated December 16, 2005 (the “Merger Agreement”), by and among SL Industries, the Purchaser and Ault. Pursuant to the Merger Agreement, as soon as practicable after the completion of the Offer and the satisfaction or waiver of all conditions to the Merger (as defined below), the Purchaser will be merged with and into Ault with Ault surviving the Merger as a wholly-owned subsidiary of SL Industries (the “Merger”). At the Effective Time of the Merger, each Share then outstanding (other than Shares owned by SL Industries, the Purchaser, or by shareholders, if any, who are entitled to and properly exercise dissenters’ rights under Minnesota law) will be converted into the right to receive $2.90 per Share of Common Stock net to the seller in cash, or any higher price per Share paid in the Offer (such price being referred to herein as the “Offer Price”), without interest thereon (and subject to applicable withholding taxes). Shareholders who exercise dissenters’ rights under Minnesota law will receive a judicially determined fair value for their Shares, which value could be more or less than the price per Share to be paid in the Merger. (See Section 12 - “Purpose of the Offer; Interest in Securities of Ault; Other Matters.”)

The Merger Agreement is more fully described in Section 13 - “The Merger Agreement and Other Agreements.”

Ault has informed the Purchaser that, as of December 16, 2005, (a) 4,861,926 shares of Common Stock were issued and outstanding, (b) 2,074 shares of Series B Convertible Preferred Stock were issued and outstanding, (c) 50,000 shares of preferred stock, no par value, designated as Series A Junior Participating Preferred Stock (the “Series A Preferred Stock”) were reserved for issuance in connection with the Rights Agreement, and (d) 1,175,826 shares were reserved for issuance pursuant to outstanding Ault options and that all of the outstanding Shares of capital stock are, and all shares of capital stock which may be issued pursuant to the exercise of outstanding company options and company warrants will be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable. SL Industries owns 234,169 Shares of Ault Common Stock.  Based on the foregoing, and assuming that no shares of Common Stock were issued after December 16, 2005, the Minimum Condition (as defined below) will be satisfied if at least 2,313,879 shares are validly tendered and not withdrawn prior to the expiration of the Offer. If the Minimum Condition is satisfied and the Purchaser accepts for payment the shares tendered pursuant to the Offer, the Purchaser will be able to elect a majority of the members of Ault’s board of directors and to effect the Merger without the affirmative vote of any other shareholder of Ault. See Section 12 - “Purpose of the Offer; Interest in Securities of Ault;” “Other Matters” and Section 13 - “The Merger Agreement and Other Agreements.”

Each director and officers Xiaodong Wang and Gregory L. Harris of Ault as of December 16, 2005 and certain of their affiliates (the “Shareholders” and each, a “Shareholder”) has agreed to tender the Shares beneficially owned by each of them into the Offer pursuant to the terms of a Shareholders Agreement, dated as of December 16, 2005, which they entered into with Purchaser and SL Industries (the “Shareholders Agreement”). At December 16, 2005, the Shareholders beneficially owned 850,625 shares of Common Stock, representing approximately 17% of the issued and outstanding shares as of such date. The Shareholders Agreement is more fully described in Section 13 — “The Merger Agreement and Other Agreements.”

Tendering shareholders whose Shares are registered in their own names and who tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the sale of Shares pursuant to the Offer. The Purchaser will pay all fees and expenses incurred in connection with the Offer by American Stock Transfer & Trust Company, which is acting as the Depositary (the “Depositary”), and Morrow & Co., Inc. which is acting as the Information Agent (the “Information Agent”). See Section 16 - “Fees and Expenses.”

The board of directors of Ault unanimously determined that the consideration to be paid for each Share in the Offer and the Merger is fair to and in the best interests of Ault and that the holders of the Shares should accept the Offer and tender their Shares to the Purchaser pursuant to the Offer. The board of directors of Ault, by a unanimous vote, further determined that the Merger Agreement is advisable and that, following the Offer, Ault’s shareholders should approve and adopt the Merger Agreement and each of the transactions contemplated thereby. The Offer is conditioned upon, among other things, (1) there being validly tendered and not withdrawn prior to the expiration of the Offer that number of Shares that represents a majority of all outstanding shares of Common Stock that are not beneficially owned by SL Industries, the Purchaser or their affiliates (for purposes of the Merger Agreement shares that are subject to the rights of Parent and Purchaser pursuant to the Shareholders Agreement described below are not considered beneficially owned by them) (the “Minimum Condition”); (2) there shall not have been entered, enforced, instituted, pending, threatened, or issued by any governmental authority, any judgment, order, temporary restraining order, temporary or permanent injunction, ruling, proceeding, action, suit, charge or decree: (i) which could reasonably be expected to make illegal, prevent, restrain or prohibit or make materially more costly the making of the Offer, the acceptance for payment of, or payment for, any Shares by SL Industries, Purchaser or any other affiliate of Purchaser, or the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement; (ii) which could reasonably be expected to prohibit or limit the ownership or operation by Ault, SL Industries or any of their subsidiaries of all or any material portion of the business or assets of Ault, SL Industries or any of their subsidiaries, or which could reasonably be expected to compel the Ault, SL Industries or any of their subsidiaries to dispose of or hold separate all or any material portion of the business or assets of Ault, SL Industries or any of their subsidiaries; (iii) which would reasonably be expected to impose or confirm limitations on the ability of SL Industries, Purchaser or any other affiliate of SL Industries to exercise full rights of ownership of any Shares, including, without limitation, the right to vote any Shares acquired by SL Industries pursuant to the Offer or otherwise on all matters presented to Ault shareholders, including, without limitation, the approval and adoption of the Merger Agreement and the Merger; (iv) which would reasonably be expected to require divestiture by SL Industries, Purchaser or any other affiliate of SL Industries of any Shares; or (v) which otherwise would reasonably be expected to have a material adverse effect on Ault; (3) there shall not have been any law, statute, rule, regulation, judgment, order, legislation or interpretation of any nature pending, proposed, enacted, enforced, promulgated, amended or issued by any governmental authority or deemed by any governmental authority applicable to (i) SL Industries, Ault or any subsidiary or affiliate of SL Industries or Ault or (ii) any transaction contemplated by the Merger Agreement, which is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clause (3) of this paragraph above; (4) there being no changes, conditions, events or developments that would reasonably be expected to have a material adverse effect on Ault; (5) there being no termination of the Merger Agreement in accordance with its terms; (6) the representations and warranties of Ault in the Merger Agreement being true and correct in all material respects as of December 16, 2005 and being true and correct in all material respects as of the expiration of the Offer; (7) Ault not having breached or failed to perform or to comply with any of its material agreements, obligations or covenants in the Merger Agreement; (8) Ault not having breached certain specified representations and warranties in the Merger Agreement, which in the good faith judgment of Purchaser in any such case and regardless of the circumstances, makes it inadvisable for Purchaser to proceed with such acceptance for payment or payment; (9) no non-competition or similar obligations of Ault being reasonably expected to prohibit or restrict SL Industries or any of SL Industries’ subsidiaries from developing, manufacturing, marketing or selling any of the current products of SL Industries or its subsidiaries or any products of SL Industries or its subsidiaries currently in design or development; (10) it shall not have been publicly disclosed or the Purchaser shall not have otherwise learned that any person, other than Purchaser or SL Industries, shall have acquired or entered into a definitive agreement or agreement in principle to acquire beneficial ownership (determined for the purposes of this paragraph as set forth in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) of 50% or more of the then outstanding Shares, or shall have been granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of 50% or more of any of the then outstanding

Shares, or the Board of Directors of the Company, the special committee of the Company’s Board of Directors appointed to consider the Offer and the Merger (the “Special Committee”); or any other committee thereof shall have (A) withdrawn, modified or changed, in a manner adverse to Purchaser or SL Industries, the recommendation by such Board of Directors or approval by such committee of the Offer, the Merger or this Agreement, including, without limitation, the Minnesota Anti-Takeover Approval (or defined in the Merger Agreement) of the Special Committee, (B) approved or recommended, or proposed publicly to approve or recommend, a Company Takeover Proposal (as defined below), (C) caused the Company to enter into any agreement relating to any Company Takeover Proposal, or (D) resolved to do any of the foregoing; (11) Ault and the Purchaser not having agreed that the Purchaser shall terminate the Offer or postpone the acceptance for payments of or payment for Shares thereunder; (12) there not having been instituted or pending any shareholder derivative litigation or shareholder class action litigation against Ault, its subsidiaries or its executive officers or directors; or (13) there not having occurred (i) any general suspension of, or limitation on prices for trading in securities on the New York Stock Exchange or Nasdaq, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) any limitation on the extension of credit by banks in the United States or a disruption in the syndication market for credit facilities, (iv) the commencement of a war, armed hostilities or any other international or national calamity involving the United States or (v) a material acceleration or worsening of any of the foregoing existing at the time of the commencement of the Offer.

Stephens Inc., Ault’s financial advisor, has delivered to Ault’s board of directors its written opinion, dated December 16, 2005, to the effect that, as of such date, based upon and subject to the considerations and assumptions set forth therein, the $2.90 per Share of Common Stock in cash to be received by the holders of shares of Common Stock in the Offer (or, as the case may be, the Merger) is fair from a financial point of view to such holders. The full text of the opinion of Stephens Inc. is set forth as Annex A to the Company’s Solicitation/ Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) under the Exchange Act, which is being mailed to shareholders of Ault with this Offer to Purchase. Ault shareholders are urged to read each of the Schedule 14D-9 and such opinion carefully in its entirety. The opinion of Stephens Inc. is not a recommendation as to whether any holder of Shares should tender such Shares in connection with the Offer or, if necessary, how any holder of such Shares should vote with respect to the Merger.

Consummation of the Merger is subject to a number of conditions, including the approval and adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the outstanding Shares, if required by applicable law in order to consummate the Merger.  See Section 15 - “Certain Legal Matters.” If the Purchaser acquires at least 90% of the outstanding Shares of the Common Stock, then the Purchaser will be able to merge with and into Ault pursuant to the “short-form” merger provisions of the Minnesota Business Corporations Act (the “MBCA”) without prior notice to, or any action by, any other shareholder of Ault (See Section 12 - “Purpose of the Offer; Interest in Securities of Ault; Other Matters”). In order to facilitate a short-form merger following completion of the Offer, the Purchaser and SL Industries entered into an agreement, dated December 16, 2005, with Ault (the “Stock Option Agreement”), pursuant to which Ault granted the Purchaser an irrevocable option (the “Purchaser Option”) to purchase for the Offer Price, Shares of Common Stock, in such relative amounts as determined by the Purchaser in its discretion up to such number of shares which, upon exercise, would result in Purchaser owning in excess of ninety percent (90%) of the then-outstanding shares of Common Stock (the “Optioned Shares”). The exercise of the Purchaser Option is conditioned upon the Purchaser and SL Industries owning in the aggregate, immediately following such exercise, at least 90% of the outstanding shares of Common Stock. See Section 13 - “The Merger Agreement and Other Agreements.” SL Industries, the Purchaser and Ault have agreed in the Merger Agreement to make reasonable best efforts to cause the Merger to become effective as soon as practicable after the acceptance and payment for Shares by the Purchaser pursuant to the Offer. See Section 13 - “The Merger Agreement and Other Agreements.”

Certain U.S. federal tax consequences of the sale of Shares pursuant to the Offer and the conversion of Shares pursuant to the Merger are described in Section 5 - “Certain United States Federal Income Tax Consequences.”

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ IN THEIR ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

THE TENDER OFFER

1.                                      Terms of the Offer

Upon the terms and subject to the conditions of the Offer, the Purchaser will accept for payment and pay $2.90 per Share of Common Stock, net to the seller in cash, without interest thereon (subject to applicable withholding taxes), for all Shares validly tendered prior to the Expiration Date and not theretofore withdrawn in accordance with Section 4 - “Withdrawal Rights.” The term “Expiration Date” means 12:00 midnight, New York City time, on Tuesday, January 25, 2006 (such date and time, the “Initial Expiration Date”), unless and until, in accordance with the terms of the Merger Agreement, the Purchaser extends the period of time for which the Offer is open, in which event the term “Expiration Date” means the latest time and date at which the Offer, as so extended by the Purchaser, expires.

The Purchaser may, without the consent of Ault, extend the Offer, and thereby delay acceptance for payment of, and the payment for, any Shares, by giving oral or written notice of such extension to the Depositary if:

•                                          any of the conditions to the Purchaser’s obligation to purchase Shares in the Offer are not satisfied or waived, in which case the extension must be limited to a time period reasonably necessary to permit such condition or conditions to be satisfied;

•                                          any rule, regulation or interpretation of the United States Securities and Exchange Commission (“SEC”) or the staff thereof applicable to the Offer requires that the Offer be extended;

•                                          Purchaser increases the Offer Price, in which case the Offer may be extended to the extent required by law in connection with such increase.

•                                          at any scheduled expiration of the Offer, the number of Shares that shall have been validly tendered and not withdrawn pursuant to the Offer (including Shares subject to the Shareholders Agreement) satisfies the Minimum Condition but represents less than 90% of the Shares outstanding, extend the Offer (one or more times) for an aggregate additional period of not more than 20 business days.

Subject to the terms of the Merger Agreement, the Purchaser may also extend the Offer with Ault’s prior written consent, authorized by Ault’s board of directors or a duly authorized committee of Ault’s board of directors.

If at the Expiration Date all of the conditions to the Offer have been satisfied or waived, including the Minimum Condition, the Purchaser may elect to provide a subsequent offering period of three to twenty business days (a “Subsequent Offering Period”) in accordance with Rule 14d-11 under the Exchange Act. A Subsequent Offering Period would be an additional period of time following the expiration of the Offer during which shareholders may tender Shares not tendered in the Offer and receive the same per share amount paid in the Offer. During a Subsequent Offering Period, the Purchaser will immediately accept and promptly pay for

Shares as they are tendered and tendering shareholders will not have withdrawal rights. The Purchaser cannot elect to provide a Subsequent Offering Period unless the Purchaser announces the results of the Offer no later than 9:00 a.m. New York City time, on the next business day after the Expiration Date and immediately begins the Subsequent Offering Period.  The Purchaser does not currently intend to provide a Subsequent Offering Period, although it reserves the right to do so in its own discretion.

Under no circumstances will interest be paid on the Offer Price for tendered Shares, regardless of any extension of or amendment to the Offer or any delay in paying for such Shares.

The Purchaser may, at any time and from time to time prior to the expiration of the Offer, waive any condition to the Offer, or modify the terms of the Offer, by giving oral or written notice of such waiver or modification to the Depositary, except that, without the consent of Ault, the Purchaser may not:

•                                          reduce the price per Share to be paid in the Offer;

•                                          change the form of consideration payable in the Offer;

•                                          decrease the number of Shares sought in the Offer;

•                                          impose additional conditions to the Offer or amend any existing conditions of the Offer in any manner adverse to the holders of the Shares;

•                                          extend the Offer other than described in this Section 1 of this Offer to Purchase; or

•                                          purchase any Shares pursuant to the Offer or otherwise unless the Shares purchased equal or exceed that number of Shares that satisfy the Minimum Condition.

The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition and the other conditions set forth in Section 14 - “Certain Conditions of the Offer.” If by 12:00 midnight, New York City time, on Tuesday, January 25, 2006 (or any date or time then set as the Expiration Date) any or all of the conditions to the Offer have not been satisfied or waived (where permitted), the Purchaser, subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC, may:

•                                          terminate the Offer and not accept for payment or pay for any Shares and return all tendered Shares to tendering shareholders;

•                                          waive any of the unsatisfied conditions, to the extent permitted by applicable law, and subject to complying with applicable rules and regulations of the SEC and its staff applicable to the Offer, accept for payment and pay for all Shares validly tendered and not withdrawn prior to the Expiration Date;

•                                          except as set forth above, extend the Offer and, subject to the right of shareholders to withdraw Shares until the Expiration Date, retain the Shares that have been tendered during the period or periods for which the Offer is open or extended;

•                                          extend the Offer for an amount of time as is reasonably necessary to cause such conditions to the Offer to be satisfied;

•                                          extend the Offer, one or more times, for any period required by any SEC rule, regulation, interpretation or position; or

•                                          except as set forth above, amend the Offer.

If the Purchaser extends the Offer, or if the Purchaser (whether before or after its acceptance for payment of Shares) is delayed in its purchase of or payment for Shares or is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to the Purchaser’s rights under the Offer, the Depositary may retain tendered Shares on behalf of the Purchaser, and such Shares may not be withdrawn except to the extent tendering shareholders are entitled to withdrawal rights as described in Section 4 - “Withdrawal Rights.” However, the ability of the Purchaser to delay the payment for Shares which the Purchaser has accepted for payment is limited by Rule 14e-1 (c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of holders of securities promptly after the termination or withdrawal of the Offer. Any extension, amendment or termination of the Offer will be followed as promptly as practicable by public announcement thereof, the announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to holders of the Shares). Without limiting the obligation of the Purchaser under such Rule or the manner in which the Purchaser may choose to make any public announcement, the Purchaser currently intends to make announcements by issuing a press release.

If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, the Purchaser will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information. In the SEC’s view, an offer should remain open for a minimum of five business days from the date a material change is first published, sent or given to security holders and that, if material changes are made, a minimum of ten business days may be required to allow adequate dissemination and investor response. The requirement to extend an offer will not apply to the extent that the number of business days remaining between the occurrence of the change and the then-scheduled expiration date equals or exceeds the minimum extension period that would be required because of such amendment. As used in this Offer to Purchase, “business day” has the meaning set forth in Rule 14d-1 under the Exchange Act.

As described above, the Purchaser may, subject to certain conditions, elect to provide a Subsequent Offering Period. In a public release, the SEC has expressed the view that the inclusion of a Subsequent Offering Period would constitute a material change to the terms of the Offer requiring the Purchaser to disseminate new information to shareholders in a manner reasonably calculated to inform them of such change sufficiently in advance of the Expiration Date (generally five business days). The SEC, however, has recently stated that such advance notice may not be required under certain circumstances. In the event the Purchaser elects to include a Subsequent Offering Period, it will notify shareholders of Ault consistent with the requirements of the SEC.

This Offer to Purchase and the related Letter of Transmittal will be mailed by the Purchaser to record holders of Shares and will be furnished by the Purchaser to brokers, dealers, banks and similar persons whose names, or the names of whose nominees, appear on the shareholder lists or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

2.                                      Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and provided that the Offer has not been terminated as described in Section 1 of this Offer to Purchase, the Purchaser will accept for payment and will pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn in accordance with Section 4 - “Withdrawal Rights” promptly after the Expiration Date. If the Purchaser includes a Subsequent Offering Period, the Purchaser will immediately accept and promptly pay for Shares as they are tendered during the Subsequent Offering Period. If the Purchaser is delayed in its acceptance for payment of or payment for Shares or is unable to accept for payment or pay for Shares pursuant to the Offer, then, without prejudice to the Purchaser’s rights under the Offer (but subject to compliance with Rule 14e-1(c) under the Exchange Act) the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent tendering shareholders are entitled to do so as described in Section 4 - “Withdrawal Rights.” See Section 15 - “Certain Legal Matters.”

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of:

•                                          the certificates for such Shares, together with a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees; or

•                                          in the case of a transfer effected pursuant to the book-entry transfer procedures described in Section 3 - “Procedure for Tendering Shares,” a BookEntry Confirmation and either a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message as described in Section 3 - “Procedure for Tendering Shares;” and

•                                          any other required documents.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares properly tendered to the Purchaser and not withdrawn as, if and when the Purchaser gives notice to the Depositary of the Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from the Purchaser and transmitting payment to tendering shareholders.  Under no circumstances will interest be paid on the Offer Price to be paid by the Purchaser for the Shares, regardless of any extension of the Offer or any delay in making such payment.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, certificates representing such unpurchased Shares will be returned, without expense to the tendering shareholder (or, in the case of Shares delivered by book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3 - “Procedure for Tendering Shares,” the Depositary will notify the Book-Entry Transfer Facility of the Purchaser’s decision not to accept the Shares and such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), as promptly as practicable after the expiration or termination of the Offer.

The Purchaser reserves the right to transfer or assign, in whole or in part, to SL Industries or to any affiliate of SL Industries, the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve the Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering shareholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

3.                                      Procedure for Tendering Shares

Valid Tender. A shareholder must follow one of the following procedures to validly tender Shares pursuant to the Offer:

•                                          for Shares held as physical certificates (“Share Certificates”), the certificates for tendered Shares, a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees and any other documents required by the Letter of Transmittal must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase prior to the Expiration Date (unless such tender is made during a Subsequent Offering Period, if one was provided);

•                                          for Shares held in book-entry form, either a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message (as defined below), and any other required documents, must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase, and such Shares must be delivered pursuant to the book-entry transfer procedures described below under

“Book-Entry Transfer” and a Book-Entry Confirmation (as defined below) must be received by the Depositary, in each case prior to the Expiration Date (unless such tender is made during a Subsequent Offering Period, if one was provided); or

•                                          the tendering shareholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery” prior to the Expiration Date.

The valid tender of Shares pursuant to one of the procedures described above will constitute a binding agreement between the tendering shareholder and the Purchaser upon the terms and subject to the conditions of the Offer.

Book-Entry Transfer.  The Depositary will establish an account or accounts with respect to the Shares at The Depository Trust Company (the “Book-Entry Transfer Facility”) for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility’s systems may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account in accordance with the Book-Entry Transfer Facility’s procedure for such transfer. However, although delivery of Shares may be effected through book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility, the properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date (except with respect to a Subsequent Offering Period, if one is provided), or the tendering shareholder must comply with the guaranteed delivery procedures described below for a valid tender of Shares by book-entry. The confirmation of a book-entry transfer of Shares into a Depositary’s account at the Book-Entry Transfer Facility as described above is referred to in this Offer to Purchase as a “Book-Entry Confirmation.”

The term “Agent’s Message” means a message, transmitted through electronic means by a Book-Entry Transfer Facility, in accordance with the normal procedures of the Book-Entry Transfer Facility and the Depositary, to and received by the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares which are the subject of Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against the participant. The term “Agent’s Message” shall also include any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary’s office. For Shares to be validly tendered during any Subsequent Offering Period, the tendering shareholder must comply with the foregoing procedures except that the required documents and certificates must be received during the Subsequent Offering Period.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the election and risk of the tendering shareholder. Delivery of documents to the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures does not constitute delivery to the Depositary. Shares will be deemed delivered only when actually received by the Depositary (including, in the case of a Book-Entry Transfer, by Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Signature Guarantees.  No signature guarantee is required on the Letter of Transmittal (1) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3 includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered holder has not completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (2) if such Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agent Medallion Signature Program, (each, an “Eligible Institution” and, collectively, “Eligible Institutions”). In all other cases, all signatures on Letters of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal. If a Share certificate is registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or a Share certificate not tendered or not accepted for payment are to be returned, to a person other than the registered holder of the certificates surrendered, then the tendered Share certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the Share certificate, with the signature(s) on the certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 to the Letter of Transmittal.

Guaranteed Delivery.  If a shareholder desires to tender Shares pursuant to the Offer and the Share certificates are not immediately available or the procedures for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary prior to the Expiration Date, such shareholder’s tender may be effected if all the following conditions are met:

•                                          such tender is made by or through an Eligible Institution;

•                                          a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by the Purchaser, is received by the Depositary, as provided below, prior to the Expiration Date; and

•                                          the Share certificates (or a Book-Entry Confirmation), in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of a Letter of Transmittal), and any other documents required by the Letter of Transmittal are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. A “trading day” is any day on which the National Association of Security Dealers Automated Quotation System, Inc. (“Nasdaq”) is open for business.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, facsimile transmission or mail (or if sent by a Book-Entry Transfer Facility, a message transmitted through electronic means in accordance with the usual procedures of the Book-Entry Transfer Facility and the Depositary; provided, however, that if such notice is sent by a Book-Entry Transfer Facility through electronic means, it must state that the Book-Entry Transfer Facility has received an express acknowledgment from the participant on whose behalf such notice is given that such participant has received and agrees to become bound by the form of such notice) to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery made available by the Purchaser.

Other Requirements.  Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (1) Share certificates (or a timely Book-Entry Confirmation), (2) a properly completed and duly executed Letter of Transmittal (or a facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of a Letter of Transmittal) and (3) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when Share certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.  Under no circumstances will Interest be paid on the Offer Price to be paid by the Purchaser for the Shares, regardless of any extension of the Offer or any delay in making such payment.

Appointment as Proxy.  By executing the Letter of Transmittal (or a facsimile thereof) (or, in the case of a book-entry transfer, an Agent’s Message in lieu of a Letter of Transmittal), the tendering shareholder will irrevocably appoint designees of the Purchaser as such shareholder’s agents and attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such shareholder’s rights with respect to the Shares tendered by such shareholder and accepted for payment by the Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares on or after the date of this Offer to Purchase. All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, the Purchaser accepts for payment Shares tendered by such shareholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such shareholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such shareholder (and, if given, will not be deemed effective). The designees of the Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any regular, special or adjourned meeting of Ault’s shareholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. The Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon the Purchaser’s acceptance for payment of such Shares, the Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of shareholders. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares for any meeting of Ault shareholders.

Determination of Validity.  All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares, including questions as to the proper completion or execution of any Letter of Transmittal (or facsimile thereof), Notice of Guaranteed Delivery or other required documents and as to the proper form for transfer of any certificate of Shares, shall be resolved by the Purchaser, in its sole discretion, whose determination shall be final and binding. The Purchaser shall have the absolute right to determine whether to reject any or all tenders not in proper or complete form or to waive any irregularities or conditions, and the Purchaser’s interpretation of the Offer to Purchase, the Letter of Transmittal and the instructions thereto and the Notice of Guaranteed Delivery (including without limitation the determination of whether any tender is complete and proper) shall be final and binding. No tender of Shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of the Purchaser, SL Industries, the Depositary, the Information Agent, Ault or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

Backup Withholding.  In order to avoid “backup withholding” of U.S. federal income tax on payments of cash pursuant to the Offer, a shareholder surrendering Shares in the Offer must, unless an exemption applies, provide the Depositary with such shareholder’s correct taxpayer identification number (“TIN”) on a Substitute Form W-9, certify under penalties of perjury that such TIN is correct and provide certain other certifications. If a shareholder does not provide such shareholder’s correct TIN or fails to provide the required certifications, the Internal Revenue Service (the “IRS”) may impose a penalty on such shareholder and payment of cash to such shareholder pursuant to the Offer may be subject to backup withholding of 28%. All Ault shareholders surrendering Shares pursuant to the Offer should complete and sign the main signature form and the Substitute Form W-9 included as part of the Letter of Transmittal to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to the Purchaser and the Depositary). Certain shareholders (including, among others, all corporations) are not subject to backup withholding. Noncorporate foreign shareholders should complete and sign the main signature form included as part of the Letter of Transmittal and an appropriate Form W-8 (instead of a Form W-9) a copy of which may be obtained from the Depositary, in order to avoid backup withholding. See Instruction 8 to the Letter of Transmittal.

4.                                      Withdrawal Rights

Except as provided in this Section 4, or as provided by applicable laws, tenders of Shares are irrevocable.

Shares tendered pursuant to the Offer may be withdrawn pursuant to the procedures set forth below at any time prior to the Expiration Date and, unless theretofore accepted for payment and paid for by the Purchaser pursuant to the Offer, may also be withdrawn at any time after February 21, 2006.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of this Offer to Purchase and must specify the name of the person who tendered the Shares to be withdrawn, the number and type of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates representing Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the tendering shareholder must also submit the serial numbers shown on the particular certificates evidencing such Shares and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 - “Procedure for Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the appropriate Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with such Book-Entry Transfer Facility’s procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will no longer be considered properly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by again following one of the procedures described in Section 3 - “Procedure for Tendering Shares” any time prior to the Expiration Date.

No withdrawal rights will apply to Shares tendered into a Subsequent Offering Period under Rule 14d-11 of the Exchange Act.

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, which determination will be final and binding. None of the Purchaser, SL Industries, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The method for delivery of any documents related to a withdrawal is at the risk of the withdrawing shareholder. Any documents related to a withdrawal will be deemed delivered only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

5.                                      Certain United States Federal Income Tax Consequences

The following is a summary of the material United States federal income tax consequences of the Offer and the Merger to holders of Shares whose Shares are, respectively, sold pursuant to the Offer or converted into the right to receive cash in the Merger. This discussion is for general information purposes only and does not address all aspects of United States federal income taxation that may be relevant to particular holders of Shares in light of their specific investment or tax circumstances. The tax consequences to any particular shareholder may differ depending on that shareholder’s own circumstances and tax position. The discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations issued thereunder, and administrative and judicial interpretations thereof, all as in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion applies only to holders who hold Shares as “capital assets” within the meaning of section 1221 of the Code, and does not apply to holders who acquired their Shares pursuant to the exercise of employee stock options or otherwise as compensation. In addition, this discussion does not apply to certain types of holders subject to special tax rules including, but not limited to, non-U.S. persons, insurance companies, tax-exempt organizations, financial institutions, brokers or dealers, holders who perfect their Dissenters’ rights, if any, or persons who held their Shares as a part of a straddle, hedge, conversion, or other integrated investment. The tax consequences of the Offer and the Merger to holders who hold their shares through a partnership or other pass-through entity generally will depend upon such holder’s status for United States federal income tax purposes.

It is recommended that each holder consult such holder’s tax advisor regarding the specific United States federal, state, local and foreign Income and other tax consequences of the Offer and the Merger in light of such holder’s specific tax situation.

The receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under state, local, or foreign tax laws. In general, a holder who receives cash in exchange for Shares pursuant to the Offer or the Merger will recognize gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount of cash received and the holder’s tax basis in the Shares exchanged. Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired at the same time and price) exchanged pursuant to the Offer or the Merger. Such gain or loss will generally be capital gain or loss and generally will be long-term capital gain or loss if such Shares have been held for more than one year at the time of disposition. Tendering noncorporate shareholders generally will be eligible for a maximum U.S. federal income tax rate of 15% of any long-term gains. Any claim of a deduction in respect of a capital loss is subject to limitations.

A shareholder (other than certain exempt shareholders including, among others, all corporations and certain foreign individuals) that tenders Shares may be subject to backup withholding at a rate equal to the fourth lowest rate applicable to ordinary income of unmarried individuals (under current law, the backup withholding rate is 28%) unless the shareholder provides its TIN and certifies under penalties of perjury that such TIN is correct (or properly certifies that it is awaiting a TIN) and certifies as to no loss of exemption from backup withholding and otherwise complies with the applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Rather, the amount of any backup withholding can be credited against the U.S. federal income tax liability of the person subject to the backup withholding, provided that the required information is given to the IRS. If backup withholding results in an overpayment of tax, a shareholder can claim a refund by filing a U.S. federal income tax return. A shareholder that does not furnish a required TIN or that does not otherwise establish a basis for an exemption from backup withholding may be subject to a penalty imposed by the IRS. See “Backup Withholding” under Section 3 - “Procedure for Tendering Shares.” Each shareholder is required to complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal so as to provide the information and certification necessary to avoid backup withholding.

6.                                      Price Range of the Shares; Dividends on the Shares

The Common Stock was traded through the Nasdaq National Market under the symbol “AULT” until November 1, 2005.  Since November 2, 2005, the Common Stock has traded on Nasdaq CM.  The following table sets forth, for each of the periods indicated, the high and low reported sales price per share of Common Stock on the Nasdaq National Market based on published financial sources.

	High	Low
Fiscal 2003
First Quarter	$4.84	$3.00
Second Quarter	$3.01	$1.61
Third Quarter	$2.55	$1.70
Fourth Quarter	$2.08	$1.66
Fiscal 2004
First Quarter	$2.31	$1.86
Second Quarter	$2.99	$2.00
Third Quarter	$3.76	$2.30
Fourth Quarter	$3.77	$2.88
Fiscal 2005
First Quarter	$3.10	$2.35
Second Quarter	$3.58	$2.57
Third Quarter	$3.57	$2.41
Fourth Quarter	$2.58	$1.89

On December 16, 2005, the last full trading day prior to the public announcement of the execution of the Merger Agreement, the last reported sales price of the Common Stock on Nasdaq CM was $1.73 per share. On December 22, 2005, the most recent practicable trading day prior to the commencement of the Offer, the last reported sales price of the Common Stock on the Nasdaq CM was $2.86 per share. Shareholders are urged to obtain a current market quotation for the Common Stock.

No established trading market exists or has existed for the Series B Convertible Preferred Stock, which is not registered under the Exchange Act.

The Purchaser has been advised by Ault that Ault has not declared or paid any cash dividends on the Common Stock during any of the periods indicated in the above table and that it does not intend to declare or pay any cash dividends on the Common Stock in the foreseeable future.

Further, the Merger Agreement provides that, without the prior written consent of SL Industries, from the date of the Merger Agreement until the earlier to occur of the termination of the Merger Agreement or the Effective Time, Ault may not declare, pay, or set aside, any dividends on or make any other distributions in respect of any of its capital stock other than with respect to its Series B Convertible Preferred Stock in accordance with the terms thereof.

7.                                      Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations

Market for the Shares. The Purchaser’s purchase of Shares pursuant to the Offer will reduce the number of holders of Common Stock. Purchaser’s purchase of Shares in the Offer will also reduce the number of shares of Common Stock that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining shares of Common Stock held by the public. Shares of Ault’s Series B Convertible Preferred Stock are held by only Nidec America Corporation and are not registered under the Exchange Act. No established trading market exists or has existed for shares of Series B Convertible Preferred Stock.

Nasdaq Listing. Purchaser intends to cause the Shares to be delisted from Nasdaq promptly upon completion of the Merger. Even if the Merger is not completed, depending upon the number of Shares tendered to and purchased by Purchaser in the Offer, the Shares may no longer meet the requirements of the National Association of Securities Dealers for continued inclusion on Nasdaq, which requires that an issuer have at least 500,000 publicly held shares, held by at least 300 round lot shareholders, with a market value of at least $1,000,000, have a minimum bid price of $1, have at least two market makers and have any of (1) a market capitalization of at least $35,000,000, (2) shareholders’ equity of at least $2,500,000 or (3) at least $500,000 in net income from continuing operations (in the latest fiscal year or 2 of the last 3 fiscal years).

If Nasdaq ceased publishing quotations for the Shares, it is possible that the Shares would continue to trade in the over-the-counter market and that price or other quotations would be reported by other sources. The extent of the public market for the Shares and the availability of such quotations would depend, however, upon such factors as the number of shareholders and the aggregate market value of the Shares available in the public market at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors. Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares, or whether it would cause future market prices to be greater or lesser than the price Purchaser is currently offering.

Exchange Act Registration. The Common Stock is currently registered under the Exchange Act. Such registration may be terminated upon application of Ault to the SEC if the Common Stock is neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Common Stock under the Exchange Act, assuming there are no other securities of Ault subject to registration, would substantially reduce the information required to be furnished by Ault to its shareholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Ault, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement pursuant to Section 14(a) or 14(c) in connection with shareholders’ meetings and the related requirement of furnishing an annual report to shareholders. Furthermore, the ability of “affiliates” of Ault and persons holding “restricted securities” of Ault to dispose of such securities pursuant to Rule 144 or Rule 144A promulgated under the Securities Act of 1933, as amended (the “Securities Act”), may be impaired or eliminated. The Purchaser intends to seek to cause Ault to apply for termination of registration of the Common Stock under the Exchange Act as soon after the completion of the Offer as the requirements for such termination are met.

Margin Regulations. The shares of Common Stock currently are “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal

Reserve Board”), which status has the effect, among other things, of allowing brokers to extend credit on the collateral of shares of Common Stock. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that, following the Offer, shares of Common Stock would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers.

8.                                      Certain Information Concerning Ault

Ault is a Minnesota corporation with its principal executive office at 7105 Northland Terrace, Minneapolis, Minnesota 55428-1028. The telephone number of Ault at such office is (763) 592-1028. Ault designs, manufactures, and markets power conversion products and is a leading domestic supplier of such products to original equipment manufacturers of data communications equipment, telecommunications equipment, portable medical devices and equipment as well as scanning and printing equipment and industrial equipment.

Selected Financial Information. Consolidated financial information with respect to Ault, can be found in Ault’s Annual Report on Form 10-K for the fiscal year ended May 29, 2005, its Quarterly Report on Form 10-Q for the three-month period ended August 28, 2005, and its Report on Form 8-K filed December 19, 2005 describing a restatement of Ault’s financial results for the first fiscal quarter of 2006 and the fiscal years 2005 and 2004, each as filed with the SEC pursuant to the Exchange Act. Ault has publicly announced that amendments of the Form 10-K and Form 10-Q referred to above will be filed with the SEC on or about January 11, 2006.  More comprehensive financial information is included in such reports and in other documents filed by Ault with the SEC. These filings are available at the SEC as provided below.

Available Information. Ault is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is obligated to file reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Ault’s directors and officers, their remuneration, options granted to them, the principal holders of Ault’s securities and any material interests of such persons in transactions with Ault is required to be disclosed in proxy statements distributed to Ault’s shareholders and filed with the SEC. Such reports, proxy statements and other information are available for inspection at the public reference facilities of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such information are obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC’s principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains a website at http://www.sec.gov that contains reports, proxy statements and other information relating to Ault that have been filed via the EDGAR System.

9.                                      Certain Information Concerning SL Industries and the Purchaser

                    SL Industries and the Purchaser. SL Industries is a New Jersey corporation. SL Industries, through its subsidiaries, designs, manufactures and markets power electronics, power motion, power protection, teleprotection and specialized communication equipment that is used in a variety of medical, aerospace, computer, datacom, industrial, telecom, transportation and electric power utility equipment applications. Its products are generally incorporated into larger systems to increase operating safety, reliability and efficiency. The Company’s products are largely sold to original equipment manufacturers, the electric power utility industry, and to a lesser extent, to commercial distributors. SL Industries’ principal executive offices are located at 520 Fellowship Road, Suite A114, Mt. Laurel, New Jersey 08054, and its telephone number at that address is (856) 727-1500.

The Purchaser is a Minnesota corporation which was recently formed at the direction of SL Industries for the purpose of effecting the Offer and the Merger. SL Industries owns all of the outstanding capital stock of the Purchaser. Until immediately prior to the time the Purchaser purchases Shares pursuant to the Offer, it is not anticipated that the Purchaser will have any significant assets or liabilities or engage in any activities other than those incident to the Offer and the Merger. The Purchaser’s principal executive offices are located at 520 Fellowship Road, Suite A114, Mt. Laurel, New Jersey 08054, and its telephone number at that address is (856) 727-1500.

The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of the Purchaser and SL Industries are set forth in Schedule I hereto.

None of the persons listed in Schedule I has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. None of the persons listed in Schedule I has, during the past five years, been convicted in a criminal proceeding.

Except as set forth elsewhere in this Offer to Purchase: (a) neither SL Industries nor, to SL Industries’ knowledge, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority owned subsidiary of SL Industries or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of Ault, (b) neither SL Industries nor, to SL Industries’ knowledge, any of the persons or entities referred to in clause (a) above or any of their executive officers, directors or subsidiaries has effected any transaction in the Shares or any other equity securities of Ault during the past 60 days, (c) since December 23, 2003, there have been no transactions that would require reporting under the rules and regulations of the SEC between SL Industries or any its subsidiaries, or, to SL Industries’ knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Ault or any of its executive officers, directors or affiliates, on the other hand, and (d) since December 23, 2003, there have been no contacts, negotiations or transactions between SL Industries or any of its subsidiaries, or, to SL Industries’ knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Ault or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

SL Industries owns 234,169 (approximately 4.8%) of the outstanding shares of Common Stock.  In addition, pursuant to the Shareholders Agreement, SL Industries and the Purchaser

may be deemed to beneficially own an additional approximately 17% of the outstanding shares of Common Stock. See Section 13 - “The Merger Agreement and Other Agreements.”

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, SL Industries and the Purchaser filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO.

Additionally, SL Industries is subject to the information and reporting requirements of the Exchange Act and is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning SL Industries’ business, principal physical properties, capital structure, material pending legal proceedings, operating results, financial condition, directors and officers (including their remuneration and stock options granted to them), the principal holders of SL Industries’ securities, any material interests of such persons in transactions with SL Industries and certain other matters is required to be disclosed in proxy statements and annual reports distributed to SL Industries’ shareholders and filed with the SEC. The Schedule TO and the exhibits thereto, as well as these other reports, proxy statements and other information, may be inspected at the SEC’s public reference library at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such information are obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC’s principal office at 450 Fifth Street, N.W., Washington D.C. 20549. The SEC also maintains a website at http://www.sec.gov that contains reports, proxy statements and other information relating to SL Industries that have been filed via the EDGAR System.

10.                               Source and Amount of Funds

The Offer is not conditioned upon any financing arrangements. SL Industries and the Purchaser estimate that the total amount of funds required to consummate the Offer and the Merger will be approximately $15.6 million, plus any related fees and expenses.  The Purchaser will acquire all such funds from SL Industries, which currently intends to use cash on hand and borrowing availability under its existing Revolving Credit Facility (as defined below) for that purpose.  The Purchaser and SL Industries have no alternate financing plan, nor do they contemplate that one will be needed.

SL Industries currently has a revolving credit facility with Bank of America, N.A. (the “Revolving Credit Facility”) which provides for borrowings of up to $25,000,000 (and in certain circumstances up to $30,000,000).  The Revolving Credit Facility expires, and any loans outstanding thereunder mature, on June 30, 2008.  Borrowings under the Revolving Credit Facility bear interest, at SL Industries’ option, at the London interbank offered rate (“LIBOR”) plus 0.90% to 1.9%, or a base rate, plus a margin rate ranging from 0% to 0.5%, which is the higher of (i) the Federal Funds rate plus 0.5% or (ii) Bank of America, N.A.’s publicly announced prime rate.  The margin rates are based on certain leverage ratios, as provided in the Revolving Credit Agreement governing the Revolving Credit Facility.  SL Industries is subject to compliance with certain covenants set forth in the Revolving Credit Agreement, including a maximum ratio of total funded debt to EBITDA, minimum levels of interest coverage and net worth and limitation on capital expenditures, as defined.  The Revolving Credit Facility specifically contemplates the ability to borrow funds to effect the acquisition of Ault.  SL

Industries intends to repay borrowings under the Revolving Credit Facility from operating cash flows.  The foregoing summary of certain provisions of the Revolving Credit Facility is qualified in its entirety by reference to the Revolving Credit Agreement, which is incorporated herein by reference and a copy of which has been filed with the SEC as Exhibit (b) to the Schedule TO.

Because the only consideration in the Offer and Merger is cash and the Offer is to purchase all outstanding Shares, and in view of the absence of a financing condition and the fact that all of the funding will come from SL Industries’ cash on hand and existing Revolving Credit Facility, the Purchaser believes the financial condition of SL Industries and its affiliates is not material to a decision by a holder of Shares whether to sell, tender or hold Shares pursuant to the Offer.

11.                               Background of the Offer

SL Industries continually explores and conducts internal discussions with regard to acquisitions and other strategic corporate transactions that are consistent with its corporate strategies.

On February 25, 2004, Warren Lichtenstein, Chairman and then Chief Executive Officer of SL Industries, and James Taylor, then Executive Vice President and Chief Operating Officer of SL Industries, met with Fredrick Green, Chairman and Chief Executive Officer of Ault, and Donald Henry, then Vice President and Chief Financial Officer of Ault, at Ault’s offices in Minneapolis, Minnesota to discuss Ault’s products and capabilities and possible business synergies that might exist between Ault and SL Industries.

On March 4, 2004, Mr. Lichtenstein sent a letter to Mr. Green expressing SL Industries’ willingness to offer to acquire all of the outstanding stock of Ault for $3.00 per share, either all cash or a combination of cash and SL Industries common stock, conditioned on satisfactory completion of due diligence, obtaining all necessary consents and approvals, certain other customary conditions and SL Industries’ receipt of necessary financing.

On March 8, 2004, the Ault Board met by conference call to discuss the February 25, 2004 visit of Messrs. Lichtenstein and Taylor and the March 4, 2004 written offer of SL Industries.

Following the March 8, 2004 meeting of Ault’s Board of Directors, Mr. Green spoke several times with Mr. Lichtenstein and Mr. Taylor.  Mr. Green invited Mr. Taylor to visit Ault’s facilities in Korea and China in conjunction with an upcoming trip by Mr. Green subject to obtaining a satisfactory written confidentiality agreement prior to the beginning of the visits.

On March 22, 2004, Ault and SL signed a confidentiality agreement dated March 19, 2004, which is described in Section 13 – “The Merger Agreement and Other Agreements.”

On March 23, 2004, Mr. Taylor visited the Ault Korea facility in metropolitan Seoul, Republic of Korea with Mr. Green and Xioadong Wang, Ault’s then Vice President Asia Pacific.  On March 24, 2004, Messrs. Taylor and Lichtenstein visited the Ault facility in Xianghe, China and the Ault facility in Shanghai, China, with Messrs. Green and Wang.

On April 6, 2004, Mr. Taylor and David Nuzzo, Vice President and Chief Financial Officer of SL Industries, met at Ault’s headquarters in Minneapolis with Mr. Green, Mr. Wang, Mr. Henry, Gregory Harris, the Vice President of Sales and Marketing of Ault, Tim Cassidy, the Director of Engineering of Ault, and Brian Chang and John Colwell, Jr., directors of Ault, to conduct an overview of Ault’s business and programs

From April through November 2004, representatives of SL Industries and Ault remained in contact regarding a possible transaction.

In August 2004, Messrs. Taylor and Nuzzo engaged in several telephone calls with Messrs. Green and Henry during which the Ault executives furnished new financial forecasts of Ault’s anticipated activities and projected results of operations for the first quarter of Ault’s 2005 fiscal year.

Following receipt of such new forecasts, Messrs. Taylor and Green continued to engage in discussions regarding the valuation of Ault and a possible business combination.

On October 11, 2004, Mr. Taylor met with Eric Zheng, Ault’s plant manager at the Ault facility in Xianghe, China.

On November 5, 2004, SL Industries received a letter from Ault granting SL Industries permission to approach Nidec America Corporation, the holder of Ault’s outstanding Series B Convertible Preferred Stock, to try to buy the Series B Preferred Stock at a discount.  SL Industries did not reach an agreement with Nidec America Corporation.

On December 10, 2004, Mr. Lichtenstein sent a letter to Mr. Green indicating SL Industries’ continued interest in acquiring Ault.  SL Industries proposed a stock and cash transaction in which SL Industries would issue 0.111 shares of SL Industries common stock plus $2.00 in cash for each share of Ault common stock.  For purposes of this proposal, SL Industries suggested valuing Ault’s common stock at $4 per share and SL Industries common stock at $18 per share.  SL Industries would also retire the Series B Preferred Stock at par plus accrued interest.  The letter proposed that Ault agree to a 90 day exclusivity period and confirmed that the March 19, 2004 confidentiality agreement remained in full force and effect.

On January 13, 2005, Ault engaged Stephens Inc. of Little Rock, Arkansas, a firm with significant investment banking experience in the power supply industry, as its financial advisor.

On February 23, 2005, Stephens Inc. sent a written presentation to Mr. Lichtenstein setting forth a combination analysis and transaction rationale for a potential business combination of SL Industries and Ault and Mr. Lichtenstein and Jim Johnson, a Vice President of Stephens Inc., engaged in a telephone call regarding the written presentation.

On April 14, 2005, Mr. Lichtenstein received a telephone call from Mr. Johnson in which Mr. Johnson stated that Ault’s Board of Directors was officially declining the offer proposed in the December 10, 2004 letter and that Ault would likely begin pursuing other strategic alternatives in the near future.

On April 28, 2005, Mr. Lichtenstein, Mr. Taylor, Mr. Nuzzo and Glen Kassan, then President of SL Industries, met in New York City with Messrs. Green, Henry and Johnson.  At the meeting, the participants reviewed a written presentation dated April 28, 2005 prepared by Stephens Inc. setting forth an analysis of Ault and the merits of a possible combination of Ault and SL Industries and explored the potential synergies of such a combination and an outline of a possible transaction.

On April 29, 2005, Mr. Taylor sent a letter to Mr. Green offering $3.70 per share, in cash, conditioned on satisfactory completion of due diligence, obtaining all necessary consents and approvals, and certain other conditions.  The offer was not subject to financing.

On May 6, 2005, Mr. Lichtenstein received a telephone call from Mr. Johnson in which Mr. Johnson stated that the Ault Board of Directors would be willing to recommend to Ault’s shareholders $4.00 per share as opposed to SL Industries’ offer of $3.70 per share.

On May 10, 2005, Mr. Lichtenstein received a telephone call from Mr. Johnson in which Mr. Lichtenstein was advised that Ault agreed to a price of $3.75 per share of Ault common stock, in cash, conditioned on satisfactory completion of due diligence, obtaining all necessary consents and approvals, and certain other conditions, but not subject to financing.

Thereafter, Ault and SL Industries executed a letter dated May 13, 2005 expressing SL Industries’ willingness to conduct due diligence and negotiate a definitive purchase agreement to acquire all of the outstanding capital stock of Ault for a consideration of $3.75 per share of common stock in cash with no financing contingency.  The letter provided for a 30 day exclusivity period and extended to June 30, 2006 a provision of the March 19, 2004 confidentiality agreement (the “Non-Diversion Provision”) in which SL Industries agreed not to divert or attempt to divert any business or customer of Ault or its affiliates or employ or attempt to employ or divert an employee of Ault or any of its affiliates (other than unsolicited applicants or applicants responding to a general solicitation not targeted to employees of the Company or its affiliates).  The letter permits Ault’s Board of Directors, subject to its fiduciary duties, to respond to unsolicited offers.  If Ault accepts an alternative proposal during the exclusivity period, SL Industries would be entitled to reimbursement for its out-of-pocket expenses, including fees and disbursements of counsel and other advisors, not to exceed $300,000.

Representatives of SL Industries commenced due diligence activities with respect to Ault and counsel for SL Industries and Ault commenced preparation and negotiation of transaction documentation.

On May 24, 2005, Mr. Taylor received a telephone call from Mr. Johnson in which they discussed various issues with respect to a proposed merger between the parties.

In late May 2005, SL Industries, in the course of certain of its due diligence activities, uncovered what it considered to be significant accounting discrepancies in Ault’s financial records.

On June 2, 2005, Mr. Kassan, Mr. Taylor, Mr. Nuzzo, Louis Belardi, SL Industries’ Corporate Controller, and Sharon Bromberg of the accounting firm of JH Cohn LLP, accounting advisors to SL Industries, advised Messrs. Green and Henry of these discrepancies in a conference telephone call.  Ault advised SL Industries that its auditors in China were beginning their field work in connection with the audit of the financial statements of Ault’s China operations and that Ault’s representatives and Ault’s auditors would begin an investigation of the issues raised by JH Cohn.

On June 20, 2005, Mr. Taylor received a telephone call from Mr. Green in which he confirmed that there were certain accounting discrepancies and indicated that Ault would need further time to review and investigate these discrepancies.  Mr. Green was advised that SL Industries wanted to defer completion of negotiations to acquire Ault pending the completion of the investigation by Ault management and its auditors of the accounting discrepancies and that SL Industries would need to review audited financial information for fiscal 2005, information regarding any adjustments applicable to earlier periods and a revised projection of fiscal 2006 results before resuming negotiations.

SL Industries then suspended activities with respect to a transaction with Ault while Ault management and it auditors continued to investigate the accounting discrepancies in the China operations.

By letter dated June 30, 2005, SL Industries and Ault agreed to extend the exclusivity period set forth in the May 13, 2005 letter to end on August 1, 2005.

On July 25, 2005, SL Industries received a new written presentation from Stephens Inc. setting forth a combination analysis and transaction rationale for a potential business combination of SL Industries and Ault.

On or about July 25, 2005, a conference telephone call was held among Messrs. Taylor, Kassan and Nuzzo and Messrs. Green, Henry and Johnson to discuss the status of Ault’s investigation of accounting discrepancies in its China operations and a new forecast for Ault for 2006.

By letter dated July 28, 2005, SL Industries and Ault agreed to extend the exclusivity period set forth in the letter of May 13, 2005 to end on August 19, 2005.

On August 5, 2005, Ault issued a press release announcing its full year fiscal 2005 financial results and that it would be restating its financial results for the fiscal year ended May 30, 2004 and for the first three quarters of fiscal 2005.

On August 18, 2005, Messrs. Taylor, Kassan and Nuzzo met with Mr. Green, Mr. Cassidy, Mr. Harris, Mr. Wang, William Birmingham, Ault’s then newly appointed interim

Chief Financial Officer, Randy Smith, Ault’s Accounting Coordinator, and Jeremy Welsand, a partner at Grant Thornton LLP, Ault’s independent auditors, at Ault’s headquarters in Minneapolis to review Ault’s financial results for fiscal 2005, the restatement of Ault’s financial results for its fiscal year ended May 30, 2004 and for the first three quarters of fiscal 2005, as well as management’s updated forecast for fiscal 2006.

By letter dated August 22, 2005, SL Industries and Ault agreed to extend the exclusivity period set forth in the May 13, 2005 letter to end on September 2, 2005.

On August 31, 2005, Mr. Taylor communicated by telephone to Mr. Johnson a proposal to purchase all outstanding shares of Ault common stock for $3.00 per share in cash, conditioned on satisfactory completion of due diligence, obtaining all necessary consents and approvals, and certain other conditions, but not subject to financing.

On September 7, 2005, Mr. Taylor received a telephone call from Mr. Johnson in which Mr. Johnson advised that Ault’s Board of Directors had met and determined that the minimum price they would recommend to shareholders was $3.50 per share.

On September 12, 2005, Mr. Taylor and Mr. Lichtenstein held a telephone call with Mr. Johnson to discuss the separation between the SL “bid” of $3.00 per share and the Ault “ask” of $3.50 per share.

From September 14, 2005 until September 19, 2005, Mr. Taylor and Mr. Johnson had several conversations by telephone as a result of which they ultimately agreed, on September 19, 2005, that Mr. Johnson would present an offer to the Ault Board providing for a price of $3.30 per share in cash conditioned on satisfactory completion of due diligence, obtaining all necessary consents and approvals, and certain other conditions, but not subject to financing.  This offer was communicated to Ault by a letter dated September 19, 2005 from Mr. Taylor.  On September 27, 2005, SL Industries sent another letter to Ault clarifying certain aspects of its offer of $3.30 per share in cash.

Representatives of SL Industries resumed their due diligence activities with respect to Ault.

On October 9, 2005, Mr. Lyron Bentovim, a Managing Director of Skiritai Capital, the beneficial owner of approximately 14.8% of all outstanding Ault shares, became a member of Ault’s Board.  Mr. Bentovim was also added to the special committee of disinterested directors established pursuant to Minnesota law to separately consider and act on any proposal submitted by SL Industries.

On October 11, 2005 Mr. Taylor sent a letter to Ault providing further clarification of certain terms of the offer contained in his September 19, 2005 letter, as clarified by his September 27, 2005 letter, relating to negotiation of the proposed break-up fee and expense reimbursement and the minimum condition with respect to shares to be tendered in the offer.

Ault and SL Industries executed a letter dated October 12, 2005, similar to the May 13, 2005 letter, expressing SL Industries’ willingness to conduct further due diligence and negotiate a definitive purchase agreement to acquire all of the outstanding capital stock of Ault for a consideration of $3.30 per share of common stock in cash with no financing contingency.  The letter provided for a 30 day exclusivity period and extended to October 14, 2006 the Non-Diversion Provision of the March 19, 2004 confidentiality agreement.

On October 17, 2005, Mr. Taylor, Eugene Ruddy, President of Condor D.C. Power Supplies, Inc., a subsidiary of SL Industries, and J.D. Anderson, Vice President - Operations of Condor, met with Mr. Wang, Eric Zheng, the plant manager for Ault’s facility in Xianghe, China, and Mr. Shu, assistant plant manager at the Ault Xianghe facility, at the Ault Xianghe facility to review Ault’s China operations.

On October 21, 2005, Mr. Taylor and Mr. Ruddy met with Mr. Wang, Mickey Huang, the Ault Shanghai engineering manager, and Lucy Hu, an Ault Shanghai sales executive, at the Ault Shanghai facility in Shanghai, China to review Ault’s engineering and sales programs in China.

On November 1, 2005, Messrs. Taylor and Ruddy met with Messrs. Green, Cassidy and Harris to review Ault’s sales and engineering programs.

In November 2005, counsel for Ault and SL Industries resumed negotiation and preparation of transaction documentation and largely resolved non-price issues that were unresolved in early June 2005 when SL Industries suspended its activities regarding a transaction.

By letter signed by the parties on November 10, 2005, SL Industries and Ault agreed to extend the exclusivity period set forth in the October 12, 2005 letter to end on November 23, 2005.

On or about November 16, 2005, Ault disclosed to SL Industries a new accounting issue affecting its financial statements and indicated that Ault would need further time to review and investigate this issue.  SL Industries then suspended its activities with respect to a transaction with Ault while Ault dealt with the effect of this new issue on its financial statements.

In late November 2005, Mr. Taylor and Mr. Johnson had several conversations by telephone in which they discussed Ault’s most recent accounting issues and the potential impact on Ault’s historical and projected financial statements.

On December 1, 2005, Mr. Taylor phoned Mr. Johnson and proposed a cash offer price of $2.00 per share.  The Ault Board of Directors discussed this proposal in a meeting held at Ault’s headquarters on December 6, 2005, and authorized Mr. Johnson to submit a counter offer of $3.10 per share in cash, which he did later that day by telephone.

On December 9, 2005, Mr. Taylor and Mr. Johnson had multiple discussions by telephone in which they discussed the offer price.  That afternoon, with authorization from a designated sub-committee of the Ault Board of Directors, Mr. Johnson proposed a cash offer price of $2.90 per share.

On December 11, 2005, Mr. Taylor phoned Mr. Johnson and agreed to the cash price of $2.90 per share of common stock conditioned on satisfactory completion of due diligence, obtaining all necessary consents and approvals, and certain other conditions, but not subject to financing.

From December 12, 2005 until December 15, 2005 attorneys and other representatives of SL Industries and Ault negotiated final terms of transaction documentation.

On December 16, 2005, Ault’s Board of Directors met in Minnepolis, Minnesota to take formal action on the proposed offer of SL Industries to acquire all outstanding shares of Ault common stock for $2.90 per share in cash, as reflected in transaction documents in substantially final form provided to the directors in advance of the meeting.  The Board received and discussed Stephens Inc.’s report and opinion regarding the fairness of the proposed transaction from a financial point of view, as well as advice of counsel regarding the terms of the transaction contained in the draft definitive documents.  Following the Stephens Inc. presentation and discussion, the Special Committee of Ault’s Board of Directors appointed to consider the Offer and the Merger met separately, held further discussions with Stephens and counsel and unanimously approved the proposed transaction and recommended that the Board of Directors of Ault approve the Offer and the Merger.  Thereafter, Ault’s entire Board met, discussed the proposed transaction and unanimously approved the Offer and the Merger.  On December 16, 2005, SL Industries’ Board of Directors met and unanimously approved the Offer and the Merger.

After the close of the financial markets on the afternoon of Friday, December 16, 2005, the parties finalized, executed and delivered the Merger Agreement, the Shareholders Agreement and the Stock Option Agreement.

Before the opening of the financial markets on the morning of Monday, December 19, 2005, SL Industries and Ault issued separate press releases relating to the proposed Offer and Merger.  The press release issued by Ault also described a restatement of the financial statements of Ault for certain periods.

On December 23, 2005, in accordance with the Merger Agreement, SL Industries commenced the Offer.

12.                               Purpose of the Offer; Interest in Securities of Ault; Other Matters

Purpose of the Offer. The purpose of the Offer is to enable SL Industries to acquire control of, and the entire equity interest in, Ault. The Offer is being made pursuant to the Merger Agreement and is intended to increase the likelihood that the Merger will be effected. The purpose of the Merger is to acquire all outstanding Shares not purchased pursuant to the Offer. The transaction structure includes the Merger in order to ensure the acquisition by SL Industries of all the outstanding Shares.

If the Merger is consummated, SL Industries’ common equity interest in Ault would increase to 100% and SL Industries would be entitled to all the benefits resulting from that interest. These benefits include complete management control with regard to the future conduct of Ault’s business and the opportunity to benefit from any increase in its value. Similarly, SL Industries will also bear the risk of any losses incurred in the operation of Ault and any decrease in the value of Ault.

Ault shareholders who sell their Shares in the Offer will cease to have any equity interest in Ault and to participate in any future growth. If the Merger is consummated, the shareholders of Ault will no longer have an equity interest in Ault and instead will have only the right to receive cash consideration pursuant to the Merger Agreement.  See Section 13 - “The Merger Agreement and Other Agreements.” Similarly, the shareholders of Ault will not bear the risk of any decrease in the value of Ault after selling their Shares in the Offer or the subsequent Merger.

Plans for Ault. Except as disclosed in this Offer to Purchase, neither SL Industries nor the Purchaser has any present plan or proposal (1) to effect an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Ault, (2) for the sale or transfer of a material amount of assets of Ault, (3) to make any material change in the present dividend policy, or indebtedness or capitalization of Ault, (4) to change the present board of directors or management of Ault, (5) to make any other material change in Ault’s corporate structure or business; or (6) for any person to acquire additional securities of Ault, or to dispose of securities of the Ault. After the purchase of the Shares by the Purchaser pursuant to the Offer, SL Industries may appoint its representatives to the board of directors of Ault in proportion to its ownership of the outstanding Shares, as described below under the caption “Ault’s Board of Directors” in Section 13 - “The Merger Agreement and Other Agreements.” Following completion of the Offer and the Merger, SL Industries intends to operate Ault as a subsidiary of SL Industries under the direction of SL Industries’ management. SL Industries will continue to evaluate and review Ault and its business, assets, corporate structure, capitalization, operations, properties, policies, management and personnel with a view toward determining how optimally to realize any potential benefits which arise from the rationalization of the operations of Ault with those of the other business units and subsidiaries of SL Industries. Such evaluation and review is ongoing and is not expected to be completed until after the consummation of the Offer and Merger. Upon SL Industries acquiring control of Ault, SL Industries will complete such evaluation and review of Ault and will determine what, if any, changes would be desirable in light of the circumstances and the strategic business portfolio which then exist. Such changes could include, among other things, restructuring Ault through changes in Ault’s business, corporate structure, certificate of incorporation, by-laws, capitalization or management or could involve consolidating and streamlining certain operations and reorganizing other businesses and operations. Accordingly, SL Industries and the Purchaser reserve the right to change their plans and intentions at any time, as they deem appropriate.

SL Industries, Purchaser or an affiliate of SL Industries may, following the consummation or termination of the Offer, seek to acquire additional shares of Common Stock through open market purchases, privately negotiated transactions, a tender offer or exchange offer or otherwise, upon such terms and at such prices as they will determine, which may be more of less than the price paid in the Offer.

Shareholder Approval. Generally, under the MBCA, the approval of an affirmative vote of the holders of a majority of the outstanding shares of common stock is required to adopt and approve a merger agreement and subsequent merger of a company. Ault has represented in the Merger Agreement that the execution and delivery of the Merger Agreement by Ault and the consummation by Ault of the transactions contemplated thereby, including the Offer and the Merger, have been duly and validly authorized by the Ault’s Board of Directors. Ault has also represented that no other corporate action is necessary by the Company or any of its subsidiaries to authorize the execution or delivery of the Merger Agreement and to consummate any transactions contemplated by the Merger Agreement, other than a vote of the Company’s shareholders to adopt the Merger Agreement in accordance with the MBCA.

In addition, Ault has represented that, if required under applicable law, the affirmative vote of the holders of a majority of the shares of Common Stock outstanding on the record date for the shareholders’ meeting (called for the purpose of adopting the Merger Agreement) (the “Company Shareholder Meeting”) and entitled to vote (the “Required Company Shareholder Vote”), is the only vote of the holders of any class or series of the Company’s capital stock necessary to adopt the Merger Agreement, approve the Merger or consummate any of the other transactions contemplated by the Merger Agreement. Therefore, unless the Merger is consummated pursuant to the Short Form Merger (as defined below) provisions under the MBCA described below (in which case no further corporate action by the Ault shareholders will be required to complete the Merger), the only remaining required corporate action of Ault would be the approval of the Merger Agreement and the transactions contemplated thereby by the affirmative vote of the holders of a majority of the shares of Common Stock outstanding on the record date for Company Shareholder Meeting, for which Ault has agreed to take all action necessary under all applicable law to call, give notice of and hold, as promptly as practicable following the Offer Closing Date (as defined below).

Each of SL Industries and Ault have agreed to use their respective reasonable best efforts to take, or cause to be taken, all actions necessary to consummate the Offer and the Merger and make effective the other transactions contemplated by the Merger Agreement, the Shareholders Agreement and the Stock Option Agreement.

Short Form Merger. Section 302A.621 of the MBCA provides that, if a corporation owns at least 90% of the outstanding shares of each class of another corporation, the corporation holding such stock may merge the subsidiary corporation into itself without any action or vote on the part of the shareholders of such other corporation (such merger, a “Short Form Merger”). In the event that SL Industries, Purchaser and any other subsidiaries of SL Industries acquire in the aggregate at least 90% of the outstanding Shares pursuant to the Offer or otherwise, then, a Short Form Merger could be effected, subject to compliance with the provisions of Section 302A.621 of the MBCA. If Purchaser owns at least 75% of the outstanding Shares following consummation of the Offer, Purchaser could exercise the Option described in Section 13 — “The Merger Agreement and Other Agreements” or seek to purchase additional Shares (in the open market or otherwise) in order to reach the 90% threshold and employ a Short Form Merger. The parties have agreed that the per share consideration paid for any Shares acquired under the Option would be the same as the Offer Price. SL Industries presently intends to effect a Short Form Merger if permitted to do so under the MBCA.

Going Private Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which the Purchaser seeks to acquire the remaining Shares not held by it. The Purchaser believes that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one year following the consummation of the Offer and, in the Merger, shareholders will receive the same price per Share as paid in the Offer. Rule 13e-3 requires, among other things, that certain financial information concerning Ault and certain information relating to the fairness of the proposed transaction and the consideration offered to minority shareholders be filed with the SEC and disclosed to shareholders prior to consummation of the transaction.

Dissenters’ Rights. Holders of the Shares do not have dissenters’ rights in connection with the Offer. However, if the Merger (including a Short-Form Merger) is consummated, holders of the Shares at the Effective Time will have certain rights pursuant to the provisions of Section 302A.471 and 302A.473 of the MBCA, including the right to dissent and to receive payment in cash of the fair value of their Shares. Dissenting Ault shareholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares and to receive payment of such statutory value in cash, together with a fair rate of interest thereon. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Merger or the market value of the Shares. The value so determined could be more or less than the price per Share to be paid in the Merger.

THE FOREGOING SUMMARY OF THE DISSENTERS’ RIGHTS UNDER THE MBCA DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY SHAREHOLDERS DESIRING TO EXERCISE ANY DISSENTERS’ RIGHTS AVAILABLE UNDER THE MBCA. THE PRESERVATION AND EXERCISE OF DISSENTERS’ RIGHTS REQUIRE STRICT ADHERENCE TO THE APPLICABLE PROVISIONS OF THE MBCA. IF A SHAREHOLDER WITHDRAWS OR LOSES HIS RIGHT TO DISSENTERS’ RIGHTS, SUCH HOLDER’S SHARES WILL BE AUTOMATICALLY CONVERTED INTO, AND REPRESENT ONLY THE RIGHT TO RECEIVE, THE MERGER CONSIDERATION, WITHOUT INTEREST. SEE ANNEX II FOR THE COMPLETE TEXT OF THE MBCA’S DISSENTERS’ RIGHTS PROVISIONS.

13.                               The Merger Agreement and Other Agreements

Merger Agreement

The following summary of certain provisions of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement itself, which is incorporated herein by reference. A copy of the Merger Agreement has been filed with the SEC by SL Industries and the Purchaser, pursuant to Rule 14d-3 under the Exchange Act, as Exhibit (d)(1) to the Tender Offer Statement on Schedule TO (together with any amendments, supplements, schedules, annexes and exhibits thereto, the “Schedule TO”). Shareholders and other interested parties should read the Merger Agreement in its entirety for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Merger Agreement.

The Offer. The Merger Agreement provides for the making of the Offer. The terms of the Offer are described in Section 1 - “Terms of the Offer.” The obligation of the Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer is subject to the satisfaction of the Minimum Condition and certain other conditions described in Section 14 — “Certain Conditions of the Offer.”

The Merger. The Merger Agreement provides that, following the consummation of the Offer, subject to the terms and conditions thereof, at the Effective Time of the Merger:

•                                          the Purchaser will be merged with and into Ault and, as a result of the Merger, the separate corporate existence of the Purchaser will cease;

•                                          Ault will be the successor or surviving corporation (sometimes referred to as the “Surviving Corporation”) in the Merger and will continue to be governed by the laws of the State of Minnesota;

•                                          the separate corporate existence of Ault, with all its rights, privileges, immunities, powers and franchises, will continue unaffected by the Merger; and

•                                          Ault will succeed to and assume all the rights and obligations of the Purchaser.

The respective obligations of SL Industries and the Purchaser, on the one hand, and Ault, on the other hand, to effect the Merger are subject to the satisfaction on or prior to the closing of the Merger of each of the following conditions:

•                                          if applicable, the Merger Agreement will have been approved and adopted by the requisite vote of the holders of the Shares, to the extent required by Ault’s articles of incorporation and the MBCA, in order to consummate the Merger;

•                                          no order, statute, rule, regulation, executive order, stay, suspension, decree, judgment or injunction shall have been enacted, entered, promulgated or enforced by any court or other governmental authority which prohibits or prevents the consummation of the Merger (after the parties have used their reasonable best efforts to prevent the same); and

•                                          the Purchaser will have purchased, or caused to be purchased, Shares pursuant to the Offer, unless its failure to purchase the Shares is a result of a breach of its obligation to accept for payment or pay for Shares validly tendered pursuant to the Offer in violation of the terms of the Offer or the Merger Agreement.

At the Effective Time of the Merger each issued and outstanding share of Purchaser common stock will be converted into one fully paid and nonassessable share of common stock of the Surviving Corporation. Each Share that is owned by Ault, SL Industries, the Purchaser or any other subsidiary of SL Industries will be automatically cancelled and no consideration will be delivered in exchange therefor, and each other issued and outstanding Share will be converted into the right to receive the Offer Price in cash (the “Merger Consideration”), without interest (and subject to applicable withholding taxes). From and after the Effective Time of the Merger, the Shares will no longer be outstanding and will automatically be cancelled, and each holder of a certificate representing any Shares will cease to have any rights with respect thereto, except the right to receive the Merger Consideration therefor, without interest thereon (and subject to applicable withholding taxes) upon the surrender of such certificate.

Treatment of Ault Stock Options. With respect to all outstanding options to purchase Shares (collectively, “Company Options”) granted under the Ault’s 1986 Employee Stock Option Plan and 1996 Stock Plan (collectively, the “Company Option Plans”) or otherwise, at the Effective Time, each holder of a Company Option will be entitled to receive from Ault, and shall receive, subject to other terms and conditions in the Merger Agreement, an amount from Ault equal to the net amount of: (A) the product of (i) the excess, if any, of the Merger Consideration over the exercise price per share of such Company Option at the Effective Time, multiplied by (ii) the number of shares subject to such Company Option, less (B) any applicable withholdings for any tax (the “Cash Amount”). The Cash Amount shall be zero if the exercise price for any Company Option equals or exceeds the Merger Consideration at the Effective Time. A Cash Amount will be paid to the holder of a Company Option upon written acknowledgement to the Surviving Corporation that no further payment is due to such holder on account of any Company Option and that all of such holder’s rights with respect thereto have been terminated. If such holder is subject to Section 16(a) of the Exchange Act, then Cash Amounts will be paid as soon as practicable after the time when the payment can be made without liability to such person under Section 16(b) of the Exchange Act.

As of the Effective Time, except as otherwise provided in the Merger Agreement, all rights under any Company Option and any provision of the Company Option Plans and any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of Ault shall be cancelled. Ault shall take all action necessary to ensure that, as of and after the Effective Time, except as otherwise provided in the Merger Agreement, no person shall have any right under the Company Option Plans or any other plan, program or arrangement with respect to equity securities of the Company, the Surviving Corporation or any subsidiary thereof.

Series B Convertible Preferred Stock. Immediately prior to the Effective Time of the Merger, Ault will redeem all of the then outstanding shares of its Series B Convertible Preferred Stock for the face value thereof plus accrued and unpaid dividends thereon, in accordance with the terms of the Series B Convertible Preferred Stock.

Ault’s Board of Directors. The Merger Agreement provides that immediately upon the purchase of and payment for any Shares by Purchaser or any of its affiliates pursuant to the Offer following satisfaction of the Minimum Condition, SL Industries will be entitled to elect or designate that number of directors, rounded up to the next whole number, on Ault’s board of directors as is equal to the product of the total number of directors on Ault’s board of directors multiplied by the percentage that the number of Shares so purchased and paid for bears to the total number of Shares then outstanding.  Ault must cause SL Industries’ designees to be elected or appointed to the Company’s Board of Directors, including increasing the number of directors, and seeking and accepting resignations of incumbent directors. At such time, Ault will also, as SL Industries requests, cause persons designated by SL Industries to constitute the number of members (rounded up to the next whole number) as is on each committee of Ault’s Board of Directors that represents the same percentage as the individuals designated by SL Industries represent on the Board of Directors of the Company.

Notwithstanding the foregoing, SL Industries and the Company shall use best efforts to cause the Company’s Board of Directors, until the Effective Time, to have at least two directors who were directors (and not officers or employees of the Company or any subsidiary thereof) on December 16, 2005, and who each satisfy the requirements to be “disinterested” as defined in Section 302A.673, Subd. l(d), of the MBCA (the “Continuing Directors”); provided, however, that if only one of the Continuing Directors remains in office, for any reason, the remaining Continuing Director will be entitled to designate another person (who is not an officer or employee of the Company or any subsidiary thereof) to fill such vacancy, and such person will be deemed to be a Continuing Director. If no Continuing Director remains on the Company’s Board of Directors at any time prior to the Effective Time, then the other directors shall use their reasonable best efforts to designate two persons, who are not officers, employees or affiliates of the Company, Purchaser or Parent or any of their respective subsidiaries, and who meet the requirements for being considered “disinterested” under Section 302A.673 of the MBCA, to fill such vacancies and such persons will be deemed to be Continuing Directors. The Company’s obligations to appoint SL Industries’ designees to the Company’s Board of Directors are subject to Section 14(f) of the Exchange Act and Rule 14f-1. The Company shall promptly take all actions to fulfill its obligations related thereto, including providing the required information relating to the Company and its officers and directors in its Schedule 14D-9, so long as SL Industries has furnished to the Company on a timely basis all information necessary to satisfy Section 14(f) of the Exchange Act and Rule 14f-1 relating to SL Industries and its officers and directors.

Until the Effective Time, if any SL Industries designees serve on the Company’s Board of Directors, then the approval of a majority of the Continuing Directors, or if only one exists, then the vote of such Continuing Director, shall be required to authorize, and shall be the only vote(s) required to authorize, on behalf of the Company’s Board of Directors, either of the following:

•                                          amendment or termination of the Merger Agreement by Ault; or

•                                          any extension or waiver by the Company of the time for the performance of any of the obligations or other acts of SL Industries or the Purchaser under the Merger Agreement.

Any waiver of any of the Company’s rights under the Merger Agreement, in any such case, requires the concurrence of a majority of the directors of the Company then in office who neither were designated by SL Industries nor are employees of the Company.

Shareholders’ Meeting; Merger Without a Meeting of Shareholders. Pursuant to the Merger Agreement, if required by applicable law in order to consummate the Merger, Ault will:

•                                          take all action necessary under applicable law to call, give notice of and hold a special meeting to vote on the adoption of the Merger Agreement;

•                                          declare advisable and recommend to its shareholders that they approve the Merger and adopt the Merger Agreement; and

•                                          prepare and file with the SEC a proxy statement to be sent to the Company’s shareholders in connection with the Merger and Merger Agreement and obtain and furnish the information required to be included by the SEC in the proxy statement and shall promptly respond to any comments to the proxy statement by the SEC or its staff, and to cause the Proxy Statement to be mailed to Company shareholders as promptly as practicable.

Interim Operations; Covenants. Until the earlier of the termination of the Merger Agreement pursuant to its terms or the Effective Time of the Merger, Ault has agreed to, except to the extent that SL Industries otherwise consents in writing, carry on its business in the usual, regular and ordinary course, in substantially the same manner as previously conducted and in compliance in all material respects with all applicable laws and regulations, pay its debts and taxes when due subject to good faith disputes over such debts, pay or perform other material obligations when due, and use its commercially reasonable efforts consistent with past practices and policies to preserve intact its present business organization, keep available the services of its present officers, employees and contractors and preserve its relationships with customers, suppliers, licensors, licensees, and others with which it has business dealings.

Pursuant to the Merger Agreement, without the prior written consent of SL Industries, during the period from the date of the Merger Agreement and continuing until the earlier of its termination or the Effective Time of the Merger, Ault has agreed not to do any of the following:

•                                          amend or propose to amend its Articles of Incorporation or Bylaws (or comparable governing instruments);

•                                          except pursuant to rights under the Company options or the Convertible Preferred Stock, authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any shares of, or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any shares of, its capital stock or other securities or any Voting Debt including, but not limited to, any securities convertible into or exchangeable for shares of stock of any class, except for the issuance of Shares pursuant to the exercise of stock options outstanding on the date of the Merger Agreement in accordance with their present terms. The term “Voting Debt” shall mean indebtedness having general voting rights and debt convertible into securities having such rights;

•                                          split, combine or reclassify any shares of its capital stock or declare, pay or set aside any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any shares of its capital stock or other securities and other than pursuant to commitments outstanding on the date of the Merger Agreement in accordance with their present terms as disclosed by Ault in the disclosure schedule to the Merger Agreement (the “Disclosure Schedule”);

•                                          (a) create, incur, assume, forgive or make any changes to the terms or collateral of any debt, receivables or employee or officer loans or advances, except incurrences that constitute refinancing of existing obligations on terms that are no less favorable to Ault than the existing terms; (b) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, indirectly, contingently or otherwise) for the obligations of any person; (c) make any capital expenditures or incur any preopening expenses; (d) make any loans, advances or capital contributions to, or investments in, any other person (other than customary travel, relocation or business advances to employees); (e) acquire the stock or assets of, or merge or consolidate with, any other person; (f) voluntarily incur any material liability or obligation (absolute, accrued, contingent or otherwise) other than in the ordinary course of business consistent with past practice; or (g) sell, transfer, mortgage, pledge, or otherwise dispose of, or encumber, or agree to sell, transfer, mortgage, pledge or otherwise dispose of or encumber, any assets or properties (real, personal or mixed) material to Ault other than to secure debt permitted under subclause (a) above or other than in the ordinary course of business consistent with past practice;

•                                          increase in any manner the wages, salaries, bonus, compensation or other benefits of any of its officers or employees or enter into, establish, amend or terminate any employment, consulting, retention, change in control, collective bargaining, bonus or other incentive compensation, profit sharing, health or other welfare, stock option or other equity, pension, retirement, vacation, severance, termination, deferred compensation or other compensation or benefit plan, policy, agreement, trust, fund or arrangement with, for or in respect of, any share holder, officer, director, other employee, agent, consultant affiliate other than as required pursuant to the terms of agreements in effect on the date of the Merger Agreement, or enter into or engage in any agreement, arrangement or transaction with any of its directors, officers, employees or affiliates except current compensation and benefits in the ordinary course of business, consistent with past practice;

•                                          commence or settle any litigation or other proceedings with any governmental authority or other person, or make or rescind any election relating to taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to taxes, file any amended tax return or claim for refund, change any method of accounting or make any other material change in its accounting or tax policies or procedures;

•                                          adopt or amend any resolution or agreement concerning indemnification of its directors, officers, employees or agents;

•                                          transfer or license to any person or entity or otherwise extend, amend, modify, permit to lapse or fail to preserve any intellectual property rights material to Ault’s business as presently conducted or proposed to be conducted, other than nonexclusive licenses in the ordinary course of business consistent with past practice, or disclose to any person who has not entered into a confidentiality agreement any trade secrets;

•                                          modify, amend or terminate any material contract, or waive, release or assign any material rights or claims thereunder, other than any such modification, amendment or termination of any such material contract or any such waiver, release or arrangement thereunder in the ordinary course of business consistent with past practice;

•                                          modify, amend or terminate, or waive, release or assign any material rights or claims with respect to any confidentiality agreement or non-competition agreement to which Ault is a party;

•                                          commit or omit to do any act which act or omission would cause a breach of any covenant contained in the Merger Agreement or would cause any representation or warranty contained in the Merger Agreement to become untrue, as if each such representation and warranty were continuously made from and after the date hereof;

•                                          fail to maintain its books, accounts and records in the usual manner on a basis consistent with that heretofore employed;

•                                          establish any subsidiary or enter into any new line of business;

•                                          enter into any lease, contract or agreement pursuant to which Ault is obligated to pay or incur obligations of more than $25,000 per year, other than the purchase of inventory in the ordinary course of business consistent with past practice;

•                                          make any changes to its current investment strategy, policy or practices;

•                                          permit any insurance policy naming Ault as a beneficiary or a loss payee to be cancelled or terminated without notice to and consent by SL Industries;

•                                          revalue any of its assets or make any change in accounting methods, principles or practices, except as required by generally accepted accounted principles after notice to SL Industries;

•                                          fail to make in a timely manner any filings with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder;

•                                          discharge any obligations (including accounts payable) other than on a timely basis in the ordinary course of business consistent with past practice, or delay the making of any capital expenditures from Ault’s current capital expenditure schedule;

•                                          close or materially reduce Ault’s or any subsidiary’s activities, or effect any layoff or other personnel reduction or change at any of Ault’s or any subsidiary’s facilities; or

•                                          authorize any of, or agree to commit to do any of, the foregoing actions.

No Solicitation by Ault. Ault shall not, and shall not authorize or permit any officer or director of Ault, or authorize or permit any other employee, agent or consultant of Ault to:

•                                          solicit, encourage, initiate or seek the making, submission or announcement of any Company Takeover Proposal (as defined in the Merger Agreement);

•                                          furnish any non-public information regarding the Company to any person (other than SL Industries or Purchaser or their representatives) in connection with or in response to a Company Takeover Proposal or an inquiry that the Company believes in good faith could be expected to lead to a Company Takeover Proposal;

•                                          engage in discussions or negotiations with any person with respect to any Company Takeover Proposal, except as to the existence of these provisions;

•                                          withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to SL Industries, the approval or recommendation by the Company’s Board of Directors of the Offer, the Merger Agreement or the Merger;

•                                          approve or recommend, or propose publicly to approve or recommend, any Company Takeover Proposal; or

•                                          cause the Company to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Company Takeover Proposal.

Notwithstanding these restrictions, nothing shall prohibit:

(A) Ault, or the board of directors of Ault, prior to the time of the first acceptance of Shares for payment pursuant to the Offer, from furnishing nonpublic information regarding Ault to, or entering into discussions or negotiations with, any person in response to an unsolicited, bona fide written Company Takeover Proposal that the board of directors of Ault concludes in good faith could reasonably be expected to result in a Company Superior Offer (as defined in the Merger Agreement) that is submitted to Ault by such person (and not withdrawn) if:

•                                          neither Ault nor any representative of Ault shall have violated any of the restrictions set forth in the Merger Agreement in connection with the receipt of such Company Takeover Proposal;

•                                          the board of directors of Ault concludes in good faith, after consultation with its outside legal counsel, that such action with respect to such Company Takeover Proposal is required to comply with the fiduciary duties of the board of directors of Ault to Ault’s shareholders under applicable law;

•                                          Ault gives SL Industries prompt written notice of Ault’s intention to furnish nonpublic information to, or enter into discussions with, such person, and Ault receives from such person an executed confidentiality agreement with provisions substantially equivalent to those contained in the confidentiality agreement by and between Ault and SL Industries; and

•                                          Ault furnishes such nonpublic information to such person and to SL Industries at substantially the same time (to the extent such nonpublic information has not been previously furnished by Ault to SL Industries); or

(B) Ault from complying with Rules 14d-9 and 14e-2 promulgated under the Exchange Act with regard to any Company Takeover Proposal.

Ault agrees that it will promptly, and in any event within 24 hours following receipt of a Company Takeover Proposal, notify SL Industries orally and in writing of such Company Takeover Proposal, which notice shall disclose the identity of the other party and the material terms of the Company Takeover Proposal. Ault will keep SL Industries informed in all material respects on a prompt basis with respect to the status of any such Company Takeover Proposal or request and any material modification or proposed material modification thereto.

Ault also agreed not to release any person (other than SL Industries) from or waive any provision of any confidentiality, “standstill” or similar agreement to which Ault is a party and which relates to a Company Takeover Proposal, and will use its commercially reasonable efforts to enforce each such agreement at the request of SL Industries.

Notwithstanding the foregoing, prior to the time of acceptance for payment of Shares in the Offer, Ault’s board of directors may (subject to Ault’s compliance with the non-solicitation provisions of the Merger Agreement) withdraw or modify its approval or recommendation in favor of the Offer, the Merger Agreement or the Merger, or approve or recommend a Company Superior Offer if:

•                                          an unsolicited, bona fide written offer is made to Ault by a third party for a Company Takeover Proposal, and such offer is not withdrawn;

•                                          Ault’s board of directors determines in good faith, after consultation with its financial advisor, that such offer constitutes a Company Superior Offer;

•                                          following consultation with outside legal counsel, Ault’s board of directors determines that the withdrawal or modification of its approval or recommendation of the Offer, the Merger Agreement or the Merger is required to comply with the fiduciary duties of the board of directors of Company to the shareholders of Ault under applicable law;

•                                          such approval or recommendation is not withdrawn or modified in a manner adverse to SL Industries at any time prior to two business days after SL Industries receives written notice from Ault confirming that Ault’s board of directors has determined that such offer is a Company Superior Offer; and

•                                          at the end of such two business day period, after taking into account any adjustment or modification of the terms of the Merger Agreement proposed by SL Industries (and any adjustment or modification of the terms of such Company Takeover Proposal), the board of directors of Ault again makes the determination in good faith that the withdrawal or modification of such approval or recommendation of the Offer, the Merger Agreement or the Merger is required to comply with the fiduciary duties of the board of directors of Ault to the shareholders of Ault under applicable law.

Purchaser Termination Fee.  In the event that (a) prior to or concurrent with termination of the Merger Agreement, Ault’s board of directors shall withdraw or modify in a manner adverse to SL Industries its approval and recommendation of the Offer, the Merger or the Merger Agreement or Ault shall enter into a definitive agreement with a third party that would constitute a Company Superior Offer or (b) prior to termination of the Merger Agreement a bona fide Company Takeover Proposal is made known to Ault or has been made directly to its shareholders generally or any person shall have publicly announced an intention to make a bona fide Company Takeover Proposal, and thereafter the Merger Agreement is terminated (for reasons specified in the Merger Agreement), then Ault shall promptly, but in no event later than, in the case of termination by Ault or an event described in clause (a) above, immediately prior to such termination or event, or in the case of termination by the Purchaser, two days after such termination, pay Purchaser Seven Hundred Fifty Thousand Dollars ($750,000), plus the reimbursement of any and all expenses (as defined in the Merger Agreement) incurred by Purchaser and SL Industries up to Five Hundred Thousand Dollars ($500,000).

Indemnification and Insurance. The articles of incorporation and bylaws of the Surviving Corporation will contain provisions with respect to exculpation and indemnification that are at least as favorable to the directors, officers, agents or employees of Ault or otherwise entitled to indemnification (“Indemnified Parties”) as those contained in the articles of incorporation and bylaws of Ault as in effect immediately prior to the closing of the Merger, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time of the Merger in any manner that would adversely affect the rights thereunder of the Indemnified Parties.

Confidentiality; Access to Information. Ault and the Purchaser agree to hold any information which is non-public in confidence, subject to customary limitations, and, in the event the Merger Agreement is terminated for any reason, Ault or the Purchaser shall promptly return such information,

Ault will afford SL Industries and its officers, directors, employees and agents reasonable access to the contracts, agreements, commitments, books, records, offices and other facilities of Ault during the period prior to the Effective Time of the Merger to obtain all information concerning the business and use all reasonable efforts to make available at all reasonable times during normal business hours to SL Industries the appropriate individuals (including management personnel, attorneys, accountants and other professionals) for discussion of Ault’s business, properties, prospects and personnel as SL Industries may reasonably request.

Public Disclosure. Ault will not disseminate any press release or other public announcement concerning the Merger, the Offer or the Merger Agreement or the other transactions contemplated by the Merger Agreement without the prior written consent of each of the other parties to the Merger Agreement, except where required to do so by law. If so required, Ault will consult with SL Industries prior to such release or announcement.

•                                          Reasonable Best Efforts; Notification. Subject to the express provisions of the no solicitation covenant and upon the terms and subject to the conditions set forth in the Merger Agreement, each of the parties agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, the Offer and the Merger and the other transactions contemplated by the Merger Agreement, including complying in all material respects with all applicable laws and with all rules and regulations of any governmental entity, and to satisfy the conditions to the consummation of the Offer and the Merger.

Ault is obligated to give prompt notice to SL Industries of:

•                                          any representation or warranty made by Ault in the Merger Agreement that is untrue or inaccurate in any material respect at any time from the date hereof to the Effective Time of the Merger;

•                                          receipt of any notice or other communication in writing from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by the Merger Agreement, provided that such consent would have been required to have been disclosed in the Merger Agreement;

•                                          receipt of any material notice or other communication from any governmental authority (as defined in the Merger Agreement) in connection with the transactions contemplated by the Merger Agreement;

•                                          any material failure of Ault or any of its representatives to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under the Merger Agreement;

•                                          the occurrence of an event which would reasonably be expected to have a material adverse effect on Ault; and

•                                          the commencement or threat of any litigation involving or affecting Ault or any of its subsidiaries, or any of their respective properties or assets, or, to its knowledge, any employee, agent, director or officer, in his or her capacity as such, of Ault or any of its subsidiaries which, if pending on the date of the Merger Agreement, would have been required to have been disclosed in the Merger Agreement or which relates to the consummation of the Offer or the Merger.

Employee Benefits. SL Industries will to the extent practicable either maintain and provide to Ault’s employees, the employee benefits and programs of Ault as substantially in effect as of the date of the Merger Agreement or cause the Surviving Corporation to provide employee benefits and programs to Ault’s employees that, in the aggregate, are substantially comparable to those of SL Industries. However, the Surviving Corporation or SL Industries may amend, suspend or terminate any of its employee benefit plans or programs at any time.

From and after the Effective Time of the Merger, the Surviving Corporation shall honor, in accordance with their terms, all employment and severance agreements in effect immediately prior to the Merger that are applicable to any current or former employees or directors of Ault.

Representations and Warranties. Pursuant to the Merger Agreement, Ault has made customary representations and warranties to SL Industries and the Purchaser with respect to, among other things, its due incorporation and good standing, its capitalization, its subsidiaries, its authority to consummate the transactions and the binding nature of the Merger Agreement, required government approvals, compliance with its charter, bylaws and contracts, its filings with the SEC and its financial statements, the absence of changes in its business, the absence of undisclosed liabilities, its compliance with laws, its obtaining of any required permits, its involvement in litigation, any restrictions on its business activities, its contracts, any government contracts, its technology and intellectual property, its employee benefit plans, its taxes and tax returns, any finders and investment bankers used by it, its obtaining a fairness opinion, its insurance coverage, requisite votes and statutes applicable to the transactions, title to its properties, its employee matters, its customers and suppliers, its orders, commitments, and returns, its inventory, its accounts receivable, environmental matters, its rights plan, its Schedule 14D-9, documents related to the Offer and any proxy statement, the absence of questionable payments, the consummation of certain business sales and the completeness of each of the foregoing representations and warranties.

Certain representations and warranties in the Merger Agreement made by Ault are qualified as to “materiality” or “Company Material Adverse Effect.” For purposes of the Merger Agreement and this Offer to Purchase, the term “Company Material Adverse Effect” means a material adverse effect on the business, assets, condition (financial or otherwise), liabilities or the results of operations of Ault, except in each case for any such effects resulting from, arising out of, or relating to (i) general business or economic conditions, (ii) conditions generally affecting the industry in which Ault competes, or (iii) the taking of any action contemplated by the Merger Agreement.

Pursuant to the Merger Agreement, SL Industries has made customary representations and warranties to Ault with respect to, among other things, incorporation and good standing, its authority to consummate the transactions and the binding nature of the Merger Agreement, required government approvals, compliance with its charter, bylaws and contracts, any finders or investment bankers used by it, and its ability to finance the Merger.

None of the representations and warranties contained in the Merger Agreement or in any schedule, instrument or other document delivered pursuant to the Merger Agreement shall survive the Effective Time of the Merger. Only the covenants and exhibits in the Merger Agreement may survive that by their terms survive the Effective Time of the Merger.

Termination; Fees. The Merger Agreement may be terminated and the transactions contemplated by the Merger Agreement may be abandoned at any time before the Effective Time of the Merger, whether before or after shareholder approval thereof:

•                                          by mutual written consent of SL Industries and Ault; or

•                                          by either SL Industries or Ault

•                                          if the Merger shall not have been consummated prior to August 31, 2006 (the “Termination Date”), provided that the party responsible for the failure of this condition to occur may not invoke it as the basis for termination; or

•                                          if required under the MBCA, the vote of Ault’s shareholders shall have been taken at a meeting duly convened therefor which is insufficient to approve the Merger and the Merger Agreement; or

•                                          if any governmental entity issued an order, decree or ruling or taken any other action (including the failure to have taken an action), in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the consummation of the Offer or the Merger; or

•                                          by SL Industries

•                                          if there has been a material breach by Ault of any representation, warranty, covenant or agreement set forth in the Merger Agreement, which breach has not been cured within 20 days after the giving of written notice thereof to Ault; or

•                                          if Ault has breached in any material respect its covenant against solicitation described in Section 13 - “The Merger Agreement and other Agreements” or Ault’s board of directors (or special committee thereof) shall have withdrawn or modified in a manner adverse to SL Industries its approval or recommendation of the Offer, the Merger or the Merger Agreement, or approved or recommended any Company Superior Offer (or Ault’s board of directors (or special committee) shall have resolved to take any of the foregoing actions); or

•                                          other than as a result of a breach by the Purchaser or SL Industries of its obligations under the Merger Agreement, if as a result of any condition to the Offer set forth in the Merger Agreement failing to be satisfied, SL Industries have (i) failed to commence the Offer within 30 days following the date the Merger Agreement, or (ii) terminated the Offer without having accepted any Shares for payment thereunder; or

•                                          by Ault

•                                          if there has been a material breach by SL Industries or the Purchaser of any representation, warranty, covenant or agreement contained in the Merger Agreement which breach has not been cured within 20 days after the receipt of notice thereof to SL Industries; or

•                                          upon approval of its Board of Directors, if the Purchaser shall have terminated the Offer without having accepted any Shares for payment thereunder, other than as a result of a breach by Ault of its obligations hereunder; or

•                                          upon approval of its Board of Directors, if Ault enters into a definitive written agreement with a third party that would constitute a Company Superior Offer; or

•                                          on or after April 1, 2006, if other than as a result of a breach by Ault of any of its representations, warranties or covenants hereunder, SL Industries shall have failed to purchase pursuant to the Offer at least that number of Shares of Common Stock that is equal to the number that satisfies the Minimum Condition, provided that Ault may not terminate under this provision if Ault’s Board of Directors has received and is considering a Company Takeover Proposal in accordance with the Merger Agreement.

Effect of Termination

In the event of the termination of the Merger Agreement, written notice thereof shall forthwith be given to the other party or parties and the Merger Agreement shall forthwith become null and void and there shall be no liability on the part of SL Industries, the Purchaser or Ault (or any of their affiliates); provided, however, that no such termination shall relieve any party hereto from any liability for any breach of the Merger Agreement prior to termination. If the Merger Agreement is terminated, each party shall use its reasonable best efforts to redeliver all documents, work papers and other material (including any copies thereof) of any other party relating to the transactions contemplated hereby, whether obtained before or after the execution hereof, to the party furnishing the same.

Shareholders Agreement

The following summary of certain provisions of the Shareholders Agreement is qualified in its entirety by reference to the Shareholders Agreement itself, which is incorporated herein by reference and a copy of which has been filed with the SEC as Exhibit (d)(2) to the Schedule TO. Shareholders and other interested parties should read the Shareholders Agreement in its entirety for a more complete description of the provisions summarized below.

Tender of Shares. Each Shareholder has agreed to validly tender (or cause the record owner of such Shares to validly tender) and not to withdraw his or its Shares into the Offer as promptly as practicable, and in any event no later than five business days following the commencement of this Offer and receipt of the applicable tender offer documentation.

Option. Pursuant to the Shareholders Agreement, each Shareholder has granted to each of SL Industries and the Purchaser an irrevocable option to purchase the Shares owned by such Shareholder to the extent such Shares are not tendered in the Offer (each, a “Shareholder Option”) at a purchase price per Share equal to the Offer Price. The Shareholder Options may be exercised after Purchaser shall purchase and pay for Shares pursuant to this Offer following satisfaction of the Minimum Condition and until the earlier of (a) immediately preceding the Effective Time or (b) the termination of the Merger Agreement in accordance with its terms.  SL Industries or the Purchaser, as the case may be, may exercise an Option in whole, but not in part.

Voting Agreement. Each Shareholder has agreed, at any meeting of the shareholders of the Company, however called, or in connection with any consent of the shareholders of the Company, and regardless of the recommendation of the Company’s Board of Directors, to vote all Shares, (a) in favor of adopting the Merger Agreement and any transactions contemplated thereby, including the Merger, (b) against any Company Takeover Proposal and (c) against any action that would delay, prevent or frustrate this Offer and the Merger and the related transactions contemplated by the Merger Agreement.

Irrevocable Proxy. Each Shareholder has irrevocably granted SL Industries and certain designees of SL Industries the Shareholder’s irrevocable proxy to vote or cause to be voted all of the Shareholder’s Shares, in respect of such Shares, as described above.

Maximum Restricted Amount.

Notwithstanding the foregoing, at no time and in no event shall the number of shares of the Company’s capital stock subject to the foregoing restrictions exceed 19.9% of the outstanding Shares (the “Maximum Restricted Amount”) (which Purchaser in its sole discretion shall determine is met). If the number of Shareholders’ Shares exceeds the Maximum Restricted Amount, Purchaser, in its sole discretion, shall determine which Shareholders’ Shares are restricted.

Restriction on the Transfer of Owned Shares.

Prior to the termination of the Shareholders Agreement and except as otherwise provided therein, each of the Shareholders has agreed that it will not (i) transfer, assign, sell, gift-over, pledge, hypothecate, encumber or otherwise dispose of, or consent to any of the foregoing (“Transfer”), any or all of the Shares, Company Options or other rights to acquire Common Stock or any right or interest therein; (ii) enter into any contract, option or other agreement, arrangement or understanding with respect to any Transfer; (iii) grant any proxy, power-of-attorney or other authorization or consent with respect to any of the Shares; (iv) deposit any of the Shares into a voting trust, or enter into a voting agreement or arrangement with respect to any of the Shares or (v) take any other action that would in any way restrict, limit or interfere with the performance of such Shareholder’s obligations hereunder or the transactions contemplated hereby or make any representation or warranty of such Shareholder untrue or incorrect.

A Shareholder must provide Purchaser with 48 hours’ notice prior to any proposed Transfer of its Shares (which includes the details of such Transfer). If the number of Shares subject to the restrictions on Transfer does not exceed the Maximum Restricted Amount, Purchaser may restrict such Transfer. If the number of Shares equals or exceeds the Maximum Restricted Amount, then Purchaser may not enforce the restrictions on Transfer.

Termination. The Shareholders Agreement and all rights and obligations of the parties thereunder, will terminate immediately upon the termination of the Merger Agreement in accordance with its terms.

The Stock Option Agreement

The following summary of certain provisions of the Stock Option Agreement is qualified in its entirety by reference to the Stock Option Agreement itself, which is incorporated herein by reference and a copy of which has been filed with the SEC as Exhibit (d)(3) to the Schedule TO. Shareholders and other invested parties should read the Stock Option Agreement in its entirety for a more complete description of the provisions summarized below.

As a condition and inducement to SL Industries’ and Purchaser’s willingness to enter into the Merger Agreement, Ault entered into a Stock Option Agreement, dated December 16, 2005 (the “Stock Option Agreement”), by and between SL Industries, Purchaser and Ault, pursuant to which Ault granted Purchaser an irrevocable option (the “Purchaser Option”) to purchase for the Offer Price, shares of Common Stock in such amounts as shall be determined by Purchaser in its discretion up to such number of shares which, upon exercise, would result in Purchaser owning in excess of 90% of the then-outstanding shares of Common Stock (collectively, the “Optioned Shares”).

Purchaser may exercise the Purchase Officer at any time after the Purchaser has purchased Shares pursuant to the Offer which, together with Shares otherwise held or acquired by the Purchaser, SL Industries and their affiliates, results in the Purchaser, SL Industries and their affiliates owning in the aggregate at least 75% of the then-outstanding shares of Common Stock and until the Closing Date of the Merger or termination of the Merger Agreement in accordance with its terms.  Purchaser’s exercise of the Purchaser Option is conditioned upon Purchaser and SL Industries owning in the aggregate, immediately following such exercise, at least 90% of the outstanding shares of Common Stock.  The Purchaser Option provides that Purchaser will pay for the Optioned Shares upon exercise of the Purchaser Option by delivering to Ault a promissory note of Purchaser substantially in the form attached to the Stock Option Agreement for the aggregate price of the Optioned Shares.

Nondisclosure Agreement

The following summary of certain provisions of the Nondisclosure Agreement (as defined below) is qualified in its entirety by reference to the Nondisclosure Agreement itself, which is incorporated herein by reference and a copy of which has been filed with the SEC as Exhibit (d)(4) to the Schedule TO. Shareholders and other interested parties should read the Nondisclosure Agreement in its entirety for a more complete description of the provisions summarized below.

SL Industries and Ault entered into a confidentiality letter dated March 19, 2004 (the “Nondisclosure Agreement”). The Nondisclosure Agreement contains customary provisions pursuant to which, among other matters, SL Industries agreed, subject to certain exceptions, to keep confidential all nonpublic information regarding Ault which is furnished to SL Industries (the “Confidential Information”), and to use the Confidential Information, solely for the purpose of evaluating a possible transaction involving Ault and SL Industries. Upon termination of negotiations before the execution of a contract, SL Industries must return all Confidential Information disclosed under the Nondisclosure Agreement. The confidentiality obligations set forth in the Nondisclosure Agreement remain in effect for three years. The Nondisclosure Agreement also provides that SL Industries will not for one year from the date of the Nondisclosure Agreement, subsequently extended to October 14, 2006 by agreement of the parties, divert or attempt to divert any business or customer of Ault or its affiliates or employ or attempt to employ or divert an employee of Ault or any of its affiliates (other than unsolicited applicants or applicants responding to a general solicitation not targeted to employees of the Company or its affiliates).

14.                               Certain Conditions of the Offer

Conditions of the Offer. Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Merger Agreement. Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) Purchaser’s rights to extend and amend the Offer at any time in its sole discretion (subject to the provisions of the Merger Agreement), Purchaser is not required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any validly tendered Shares unless the Minimum Condition has been satisfied. Furthermore, notwithstanding any other provisions of the Offer, Purchaser shall not be required to accept for payment or pay for any validly tendered Shares if, at the scheduled expiration date any of the following conditions shall exist:

•                                          there shall have been entered, enforced, instituted, pending, threatened, or issued by any Governmental Authority, any judgment, order, temporary restraining order, temporary or permanent injunction, ruling, proceeding, action, suit, charge or decree: (i) which could reasonably be expected to make illegal, prevent, restrain or prohibit or make materially more costly the making of the Offer, the acceptance for payment of, or payment for, any Shares by SL Industries, Purchaser or any other affiliate of Purchaser, or the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement; (ii) which could reasonably be expected to prohibit or limit the ownership or operation by Ault, SL Industries or any of their subsidiaries of all or any material portion of the business or assets of Ault, SL Industries or any of their subsidiaries, or which could reasonably be expected to compel the Ault, SL Industries or any of their subsidiaries to dispose of or hold separate all or any material portion of the business or assets of Ault, SL Industries or any of their subsidiaries; (iii) which would reasonably be expected to impose or confirm limitations on the ability of SL Industries, Purchaser or any other affiliate of SL Industries to exercise full rights of ownership of any Shares, including, without limitation, the right to vote any Shares acquired by SL Industries pursuant to the Offer or otherwise on all matters presented to Ault shareholders, including, without limitation, the approval and adoption of the Merger Agreement and the Merger; (iv) which would reasonably be expected to require divestiture by SL Industries, Purchaser or any other affiliate of SL Industries of any Shares; or (v) which otherwise would reasonably be expected to have a Company Material Adverse Effect or a material adverse effect on SL Industries;

•                                          there shall have been any law, statute, rule, regulation, judgment, order, legislation or interpretation of any nature pending, proposed, enacted, enforced, promulgated, amended or issued by any governmental authority or deemed by any governmental authority applicable to (i) SL Industries, Ault or any subsidiary or affiliate of SL Industries or Ault or (ii) any transaction contemplated by the Merger Agreement, which is reasonably likely to result, directly or indirectly, in any of the consequences referred to in the paragraph above;

•                                          there shall have occurred any changes, conditions, events or developments that would have, or be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect;

•                                          there shall have occurred (i) any general suspension of, or limitation on prices for, trading in securities on the New York Stock Exchange or NASDAQ, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) any limitation on the extension of credit by banks in the United States, (iv) the commencement of a war, armed hostilities or any other international or national calamity involving the United States or (v) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

•                                          it shall have been publicly disclosed or SL Industries shall have otherwise learned that any person, other than Purchaser or SL Industries, shall have acquired or entered into a definitive agreement or agreement in principle to acquire beneficial ownership of 50% or more of the then outstanding Shares, or (ii) the board of directors of Ault, the Special Committee or any other committee thereof shall have (A) withdrawn, modified or changed, in a manner adverse to Purchaser or SL Industries, the recommendation by such board of directors or approval by such committee of the Offer, the Merger or the Merger Agreement, including, without limitation, the Minnesota Anti-Takeover Approval of the Special Committee, (B) approved or recommended, or proposed publicly to approve or recommend, a Company Takeover Proposal, (C) caused Ault to enter into any agreement relating to any Company Takeover Proposal, or (D) resolved to do any of the foregoing;

•                                          the representations and warranties of Ault set forth in the Merger Agreement shall not be true and correct in all material respects (except that where any statement in a representation or warranty expressly includes a “material adverse effect”, “material” or other materiality qualifier, such representation or warranty shall not be true and correct in all respects) as of the date of the Merger Agreement and as of such time on or after the date of the Merger Agreement, except those representations and warranties that speak of an earlier date, which shall not be true and correct as of such earlier date (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of the Merger Agreement shall be disregarded);

•                                          Ault shall have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of Ault to be performed or complied with by it under the Merger Agreement;

•                                          the Merger Agreement shall have been terminated in accordance with its terms;

•                                          Purchaser and SL Industries shall have agreed that Purchaser shall terminate the Offer or postpone the acceptance for payment of or payment for Shares thereunder;

•                                          if any one or more of certain specified representations and warranties in the Merger Agreement shall have been breached in any respect or are inaccurate in any respect, which in the good faith judgment of Purchaser, and regardless of any circumstances, makes it inadvisable to proceed with such acceptance for payment or payment;

•                                          any non-competition or similar obligations of Ault could reasonably be expected to prohibit or restrict SL Industries or any of SL Industries’ subsidiaries from developing, manufacturing, marketing or selling any of the current products of SL Industries or its subsidiaries or any products of SL Industries or its subsidiaries currently in design or development; or

•                                          there shall have been instituted or pending any shareholder derivative litigation or shareholder class action litigation against Ault, its subsidiaries or its executive officers or directors.

The foregoing conditions are for the benefit of SL Industries and Purchaser and may be asserted by SL Industries or Purchaser regardless of the circumstances giving rise to any such condition or may be waived by SL Industries or Purchaser in whole or in part at any time and from time to time in their reasonable discretion. The failure by SL Industries or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

15.                               Certain Legal Matters

Except as described in this Section 15 - “Certain Legal Matters,” based on information provided by Ault, none of Ault, the Purchaser or SL Industries is aware of any license or regulatory permit that appears to be material to the business of Ault that might be adversely affected by the Purchaser’s acquisition of Shares as contemplated herein or of any approval or other action by a domestic or foreign governmental, administrative or regulatory agency or authority that would be required for the acquisition and ownership of the shares by the Purchaser as contemplated herein. Should any such approval or other action be required, the Purchaser and SL Industries presently contemplate that such approval or other action will be sought, except as described below under “State Takeover Statutes.” While, except as otherwise described in this Offer to Purchase, the Purchaser does not presently intend to delay the acceptance for payment of or payment for shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to Ault’s business or that certain parts of Ault’s business might not have to be disposed of or other substantial conditions complied with in the event that such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, the Purchaser could decline to accept for payment or pay for any Shares tendered. See Section 14 - “Certain Conditions of the Offer” for certain conditions to the Offer, including conditions with respect to governmental actions.

Anti-Takeover Statutes

State Takeover Statutes. A number of states have adopted laws and regulations that purport to apply to attempts to acquire corporations that are incorporated in such states, or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, employees, principal executive offices or principal places of business in such states. In Edgar v. MITE Corp., the Supreme Court of the United States (the “Supreme Court”) invalidated on constitutional grounds the Illinois Business Takeover statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana may, as a matter of corporate law and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining shareholders. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of shareholders in the state and were incorporated there.

Certain provisions of Minnesota law described below could have an anti-takeover effect.

Section 302A.671 of the MBCA applies, with certain exceptions, to any acquisition of a corporation’s voting stock from a person, other than the corporation and other than in connection with certain mergers and exchanges to which the corporation is a party, that results in the acquiring person owning 20% or more of the corporation’s voting stock then outstanding. Similar triggering events occur at the one-third and majority ownership levels. Section 302A.671 requires approval of any such acquisition by a majority vote of the corporation’s disinterested shareholders and a majority vote of all the corporation’s shareholders. In general, shares acquired in excess of the applicable percentage threshold in the absence of such approval are denied voting rights and are redeemable at their then fair market value by the corporation during a specified time period. Because a committee of disinterested directors of Ault approved the Offer, the shares acquired in the Offer will not be subject to Section 302A.671.

Section 302A.673 of the MBCA generally prohibits a corporation or any of its subsidiaries from entering into any business combination transaction with a shareholder for a period of four years after the shareholder acquires 10% or more of the corporation’s voting stock then outstanding. An exception is provided for circumstances in which, before the 10% share-ownership threshold is reached, either the transaction or the share acquisition is approved by a committee of the corporation’s board of directors composed of one or more disinterested directors. The Offer received the necessary approval to exempt the Purchaser, SL Industries, and their affiliates and associates from the four-year moratorium under Section 302A.673.

The MBCA contains a “fair price” provision in Section 302A.675. This provision provides that no person may acquire any shares of a corporation within two years following the person’s last purchase of the corporation’s shares in a takeover offer unless all shareholders are given the opportunity to dispose of their shares to the person on terms that are substantially equivalent to those in the earlier takeover offer. This provision does not apply if the acquisition is approved by a committee of disinterested directors before any shares are acquired in the takeover offer. Because the requisite approval was obtained, Section 302A.675 does not apply to the Merger.

Section 302A.553, subdivision 3, of the MBCA prohibits a corporation from purchasing any voting shares owned for less than two years from a holder of more than 5% of the corporation’s outstanding voting stock for more than the market value of the shares. Exceptions to this provision are provided if the share purchase is approved by a majority of the corporation’s shareholders or if the corporation makes a repurchase offer of equal or greater value to all shareholders.

Antitrust. Neither the Offer nor the Merger are subject to the Hart-Scott-Rodino Antitrust Improvements Act, which provides that certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice and the Federal Trade Commission and a waiting period has elapsed.

Federal Reserve Board Regulations. Regulations G, U and X (the “Margin Regulations”) of the Federal Reserve Board restrict the extension or maintenance of credit for the purpose of buying or carrying margin stock, including the Shares, if the credit is secured directly or indirectly by margin stock. Such secured credit may not be extended or maintained in an amount that exceeds the maximum loan value of all the direct and indirect collateral securing the credit, including margin stock and other collateral. All financing for the Offer has been structured so as to be in full compliance with the Margin Regulations.

16.                               Fees and Expenses

Except as set forth below, neither SL Industries nor the Purchaser will pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer.

The Purchaser has retained Morrow & Co., Inc. to act as the Information Agent and American Stock Transfer & Trust Company to act as the Depositary in connection with the Offer. Such firms each will receive reasonable and customary compensation for their services. The Purchaser has also agreed to reimburse each such firm for certain reasonable out-of-pocket expenses and to indemnify each such firm against certain liabilities in connection with their services, including certain liabilities under federal securities laws.

The Purchaser will not pay any fees or commissions to any broker or dealer or other person (other than the Information Agent) for making solicitations or recommendations in connection with the Offer. Brokers, dealers, banks and trust companies will be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding material to their customers.

17.                               Miscellaneous

The Offer is being made to all holders of Shares. The Purchaser is not aware of any jurisdiction in which the making of the Offer or the tender of shares in connection therewith would not be in compliance with the laws of such jurisdiction. If the Purchaser becomes aware of any jurisdiction in which the making of the Offer would not be in compliance with applicable law, the Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, the Purchaser cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF SL INDUSTRIES OR THE PURCHASER NOT CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

SL Industries and the Purchaser have filed with the SEC the Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with the exhibits thereto, furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, Ault has filed the Schedule 14D-9 pursuant to Rule 14d-9 under the Exchange Act, together with exhibits thereto, setting forth its recommendation and furnishing certain additional related information. Such Schedule and any amendments thereto, including exhibits, may be examined and copies may be obtained in the manner set forth in Section 8 - “Certain Information Concerning Ault.”

Lakers Acquisition Corp.,

a wholly-owned subsidiary of SL Industries, Inc.

December 23, 2005

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF SL INDUSTRIES AND THE PURCHASER

The names of the directors and executive officers of SL Industries, Inc. and Lakers Acquisition Corp. and their present principal occupations or employment and material employment history for the past five years are set forth below. Unless otherwise indicated, each director and executive officer has been so employed for a period in excess of five years. Unless otherwise indicated, each individual is a citizen of the United States; his or her business address is 520 Fellowship Road, Suite A114, Mt. Laurel, New Jersey 08054.

SL Industries, Inc.

Name	Age	Office and Principal Occupation	Director Since

Warren G. Lichtenstein	39	Chairman of the Board	2002
Glen Kassan	61	Vice Chairman of the Board	2002
J. Dwane Baumgardner	64	Director	1990
James Henderson	47	Director	2002
Mark E. Schwarz	44	Director	2002
Avrum Gray	69	Director	2002
James A. Risher	62	Director	2003
James C. Taylor	40	President and Chief Executive Officer
David R. Nuzzo	48	Vice President, Chief Financial Officer, Secretary and Treasurer

Warren G. Lichtenstein was elected Chairman of the Board of SL Industries on January 24, 2002.  Mr. Lichtenstein served as Chief Executive Officer of the Company from February 2002 until August 12, 2005 and had previously served as a director of the Company from 1993 to 1997.  Mr. Lichtenstein has been the Chairman of the Board, Secretary and the Managing Member of Steel Partners, L.L.C., the general partner of Steel Partners II, L.P. (“Steel”), a private investment partnership, since January 1, 1996 and the President, Chief Executive Officer and a director of Steel Partners, Ltd (“SPL”), a management and advisory company that provides management services to Steel and its affiliates, since June 1999.  Mr. Lichtenstein has been a director (currently Chairman of the Board) of United Industrial Corporation (“UIC”), a company principally focused on the design, production and support of defense systems and a manufacturer of combustion equipment for biomass and refuse fuels, since May 2001.  Mr. Lichtenstein served as a director of WebFinancial Corporation (“WebFinancial”), a consumer and commercial lender, from 1996 to 2005 and served as Chairman and Chief Executive Officer of WebFinancial from December 1997 to June 2005.  He also served as President of WebFinancial from December 1997 through December 2003.  Mr. Lichtenstein has been a director of Layne Christensen Company, a provider of products and services for the water, mineral, construction and energy markets, since January 2004 and has been a director of BKF Capital Group, Inc., a publicly-traded investment firm, since June 2005.

Glen Kassan was elected as a director on January 24, 2002 and as Vice Chairman of the Board on August 12, 2005.  Mr. Kassan served and as President of the Company from February 2002 until August 12, 2005.  He has served as Executive Vice President of SPL and its predecessor since June 2001 and as Vice President of its predecessor from October 1999 through May 2001.  Mr. Kassan has served as Vice President, Chief Financial Officer and Secretary of WebFinancial since June 2000.  Mr. Kassan has served as Vice Chairman of the Board of Directors of Caribbean Fertilizer Group Ltd., a private company engaged in the production and distribution of agricultural products in Puerto Rico and Jamaica, since June 2000.  Mr. Kassan also currently serves as Vice Chairman of the Board of Directors, Chief Executive Officer and Secretary of WHX Corporation, a NYSE listed holding company. Mr. Kassan is currently a director of UIC.

J. Dwane Baumgardner has been a director of SL Industries since 1990.  From January 2003 to May 2004, Mr. Baumgardner served as Vice Chairman and President of Magna Donnelly Corporation, an automotive supplier of exterior and interior mirror, lighting and engineered glass systems.  Prior to January 2003, he had been the Chief Executive Officer and President of Magna Donnelly Corporation since October 2002.  Magna Donnelly Corporation is a wholly owned subsidiary of Magna International Inc. that was established in October 2002 by the merger of Donnelly Corporation and Magna Mirror Systems.  Prior to October 2002, Mr. Baumgardner had been the Chairman and Chief Executive Officer of Donnelly Corporation, an automotive supplier, since 1986.  Mr. Baumgardner is currently a director of Wescast Industries and Scanlon Leadership Network, where he served as President from 1983 to 1985.

James R. Henderson was elected as a director of SL Industries on January 24, 2002.  Mr. Henderson has served as a director of BNS Co., a real estate management company, since June 2004 and as a director and Chairman of Del Global Technologies Corp., a designer and manufacturer of medical imaging and diagnostic systems, since November 2003 and May 2005, respectively. Mr. Henderson has served as a Vice President of SPL and its predecessor since August 1999. He has also served as President of Gateway since December 2001.  Mr. Henderson served as a director of ECC International Corp., a manufacturer and marketer of computer-controlled simulators for training personnel to perform maintenance and operator procedures on military weapons, from December 1999 to September 2003 and as acting Chief Executive Officer from July 2002 to March 2003.  From January 2001 to August 2001, Mr. Henderson served as President of MDM Technologies, Inc., a direct mail and marketing company that was principally controlled by the Company’s former Chief Executive Officer and Chairman. From 1996 to July 1999, Mr. Henderson was employed in various positions with Aydin Corporation (“Aydin”), a defense electronics manufacturer, which included a tenure as President and Chief Operating Officer from October 1998 to June 1999.  Prior to his employment with Aydin, Mr. Henderson was employed as an executive with UNISYS Corporation, an e-business solutions provider.

Mark E. Schwarz was elected as a director of SL Industries on January 24, 2002.  He has served as the general partner, directly or through entities which he controls, of Newcastle Partners, L.P., a private investment firm, since 1993.  Mr. Schwarz was Vice President and Manager of Sandera Capital, L.L.C., a private investment firm affiliated with Hunt Financial Group, L.L.C., a Dallas-based investment firm associated with the Lamar Hunt family (“Hunt”), from 1995 to September 1999 and a securities analyst and portfolio Manager for SCM Advisors,

L.L.C., formerly a Hunt-affiliated registered investment advisor, from May 1993 to 1996.  Mr. Schwarz currently serves as a director of the following companies: WebFinancial, Nashua Corporation, a specialty paper, label, and printing supplies manufacturer; Bell Industries, Inc., a provider of computer systems and services; New Century Equity Holdings Corp., a company formerly engaged in investing in high-growth companies; and Pizza Inn, Inc., a franchisor and operator of pizza restaurants.  Mr. Schwarz has served as a director and Chief Executive Officer and President of Geoworks Corporation, an entity with no significant business operations, since May 2003.  Mr. Schwarz has also served as Chairman of the Board of Directors of Hallmark Financial Services, Inc., a property and casualty insurance holding company, since October 2001, and as its Chief Executive Officer since January 2003.  From October 1998 through April 1999, Mr. Schwarz served as a director of Aydin.

Avrum Gray was elected as a director of SL Industries on May 23, 2002.  Mr. Gray is the Chairman of G-Bar Limited Partnership, one of the nation’s largest independent options trading firms and a leading specialist in computer-based arbitrage activities in the derivative markets, and has held this position since 1981.  Mr. Gray is the former Chairman of the Board of Lynch Systems, Inc., a glass press supplier to the television and computer industry, and a former Chief Executive Officer of a privately held manufacturer of components and devices for the automotive aftermarket.  Mr. Gray is also a director of Nashua Corporation, a specialty paper, label and printing supplies manufacturer; Lynch Corporation, a holding company with subsidiaries engaged in manufacturing and distributing frequency control devices and glass forming and other equipment; and Material Sciences Corporation, a materials solution provider.  Additionally, Mr. Gray has been Chairman of the Board of Spertus College, as well as a board member of the Illinois Institute of Technology, the Stuart School, and a number of philanthropic organizations, including the Jewish Federation of Chicago.

James A. Risher was elected as a director of SL Industries on May 29, 2003.  Mr. Risher has been the Managing Partner of Lumina Group, LLC, a private company engaged in the business of consulting and investing in small and mid-size companies, since 1998.   From February 2001 to May 2002, Mr. Risher served as Chairman and Chief Executive Officer of BlueStar Battery Systems International, Inc. (“BlueStar”), a Canadian public company that is an e-commerce distributor of electrical and electronic products to selected automotive aftermarket segments and targeted industrial markets.  BlueStar filed CCAA (a petition for reorganization under Canadian bankruptcy laws) in August 2001, and a plan of reorganization was approved in November 2001.   From 1986 to 1998, Mr. Risher served as a director, Chief Executive Officer and President of Exide Electronics Group, Inc. (“Exide”), a global leader in the uninterruptible power supply industry.  He also served as Chairman of Exide from December 1997 to July 1998.

James C. Taylor has served as President and Chief Executive Officer of SL Industries since August 12, 2005.  Mr. Taylor served as Executive Vice President and Chief Operating Officer of SL Industries from January 2004 until August 12, 2005 and has served as President of SL Industries’ Electronics Group since August 2002 and as President of SL Industries’ subsidiary, Teal Electronics Corp., since January 2000.  From September 1997 to December 1999, Mr. Taylor was President of Transicoil, a division of Horizon Aerospace, LLC, a privately held company specializing in military, aerospace and medical motors.

David R. Nuzzo has served as Vice President and Chief Financial Officer and Secretary of SL Industries since December 1997.  Mr. Nuzzo has served as Treasurer since January 2001.

Lakers Acquisition Corp.

Name	Age	Office and Principal Occupation	Director Since
James C. Taylor	40	Director; President	December 2005
David R. Nuzzo	48	Director; Vice President and Secretary	December 2005

Annex I

Minnesota Anti-Takeover Approval

The Minnesota anti-takeover statutes impose various restrictions, prohibitions, and other potentially delaying effects on acquisitions of Minnesota corporations. These statutory provisions do not apply in certain circumstances:

•       Section 302A.671 of the MBCA does not apply to a tender offer for all voting shares of a corporation if two conditions are met. First, the offer must have been approved by a committee of disinterested directors of the corporation. Second, at the completion of the offer, the acquiring person must have become the owner of a majority of the outstanding voting shares of the corporation.

•       Section 302A.673 of the MBCA does not apply if before a person acquires 10% or more of the corporation’s outstanding voting shares, either the share acquisition or the subsequent business combination is approved by a committee of disinterested directors of the corporation.

•       Similarly, Section 302A.675 of the MBCA does not apply if the share acquisition is approved by a committee of disinterested directors of the corporation.

Under the MBCA, “disinterested directors” are those who are not then employees of the corporation and who were not employees of the corporation within the preceding five years.

In order to cause these statutes to be inapplicable to the Offer, the Merger, or the transactions contemplated thereby, Ault’s board of directors appointed a special committee, which was composed of Ms. Barnett, Ms. Pearson Walker and Messrs. Bentovim, Chang, Colwell, and Larkin, all of whom are disinterested directors under the Minnesota Business Corporation Act.  The special committee approved each of those transactions.

Annex II

Minnesota Business Corporation Act

Dissenters’ Rights Provisions

302A.471 Rights of dissenting shareholders.

Subdivision 1. Actions creating rights. A shareholder of a corporation may dissent from, and obtain payment for the fair value of the shareholder’s shares in the event of, any of the following corporate actions:

(a) unless otherwise provided in the articles, an amendment of the articles that materially and adversely affects the rights or preferences of the shares of the dissenting shareholder in that it:

(1) alters or abolishes a preferential right of the shares;

(2) creates, alters, or abolishes a right in respect of the redemption of the shares, including a provision respecting a sinking fund for the redemption or repurchase of the shares;

(3) alters or abolishes a preemptive right of the holder of the shares to acquire shares, securities other than shares, or rights to purchase shares or securities other than shares;

(4) excludes or limits the right of a shareholder to vote on a matter, or to cumulate votes, except as the right may be excluded or limited through the authorization or issuance of securities of an existing or new class or series with similar or different voting rights; except that an amendment to the articles of an issuing public corporation that provides that section 302A.671 does not apply to a control share acquisition does not give rise to the right to obtain payment under this section; or

(5) eliminates the right to obtain payment under this subdivision;

(b) a sale, lease, transfer, or other disposition of property and assets of the corporation, that requires shareholder approval under section 302A.661, subdivision 2, but not including a disposition in dissolution described in section 302A.725, subdivision 2, or a disposition pursuant to an order of a court, or a disposition for cash on terms requiring that all or substantially all of the net proceeds of disposition be distributed to the shareholders in accordance with their respective interests within one year after the date of disposition;

(c) a plan of merger, whether under this chapter or under chapter 322B, to which the corporation is a constituent organization, except as provided in subdivision 3, and except for a plan of merger adopted under section 302A.626;

(d) a plan of exchange, whether under this chapter or under chapter 322B, to which the corporation is a party as the corporation whose Shares will be acquired by the acquiring corporation, except as provided in subdivision 3;

(e) a plan of conversion adopted by the corporation; or

(f) any other corporate action taken pursuant to a shareholder vote with respect to which the articles, the bylaws, or a resolution approved by the board directs that dissenting shareholders may obtain payment for their shares.

Subdivision 2. Beneficial owners.

(a) A shareholder shall not assert dissenters’ rights as to less than all of the shares registered in the name of the shareholder, unless file shareholder dissents with respect to all the shares that are beneficially owned by another person but registered in the name of the shareholder and discloses the name and address of each beneficial owner on whose behalf the shareholder dissents. In that event, the rights of the dissenter shall be determined as if the shares as to which the shareholder has dissented and the other shares were registered in the names of different shareholders.

(b) A beneficial owner of shares who is not the shareholder may assert dissenters’ rights with respect to shares held on behalf of the beneficial owner, and shall be treated as a dissenting shareholder under the terms of this section and section 302A.473, if the beneficial owner submits to the corporation at the time of or before the assertion of the rights a written consent of the shareholder.

Subdivision 3. Rights not to apply.

(a) Unless the articles, the bylaws, or a resolution approved by the board otherwise provide, the right to obtain payment under this section does net apply to a shareholder of (1) the surviving corporation in a merger with respect to shares of the shareholder that are not entitled to be voted on the merger and are not canceled or exchanged in the merger or (2) the corporation whose shares will be acquired by the acquiring corporation in a plan of exchange with respect to shares of the shareholder that are not entitled to be voted on the plan of exchange and are not exchanged in the plan of exchange.

(b) If a date is fixed according to section 302A.445, subdivision 1, for the determination of shareholders entitled to receive notice of and to vote on an action described in subdivision 1, only shareholders as of the date fixed, and beneficial owners as of the date fixed who hold through shareholders, as provided in subdivision 2, may exercise dissenters’ rights.

(c) Notwithstanding subdivision 1, the right to obtain payment under the section, other than in connection with a plan of merger adopted under section 302A.621, is limited in accordance with the following provisions:

(1) The right to obtain payment under this section is not available for the holders of shares of any class or series of shares that is listed on the New York Stock Exchange or the American Stock Exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.

(2) The applicability of clause (1) is determined as of:

(i) the record date fixed to determine the shareholders entitled to receive notice of, and to vote at, the meeting of shareholders to act upon the corporate action described in subdivision 1; or

(ii) the day before the effective date of corporate action described in subdivision 1 if there is no meeting of shareholders.

(3) Clause (1) is not applicable, and the right to obtain payment under this section is available pursuant to subdivision 1, for the holders of any class or series of shares who are required by the terms of the corporate action described in subdivision 1 to accept for such shares anything other than shares, or cash in lieu of fractional shares, of any class or any series of shares of the corporation, or any other proprietary interest of any other entity, that satisfies the standards set forth in clause (1) at the time the corporate action becomes effective.

Subdivision 4. Other rights. The shareholders of a corporation who have a right under this section to obtain payment for their shares do not have a right at law or in equity to have a corporate action described in subdivision 1 set aside or rescinded, except when the corporate action is fraudulent with regard to the complaining shareholder or the corporation.

302A.473 Procedures for asserting dissenters’ rights.

Subdivision 1. Definitions.

(a) For purposes of this section, the terms defined in this subdivision have the meanings given them.

(b) ”Corporation” means the issuer of the shares bold by a dissenter before the corporate action referenced to in section 302A.471, subdivision 1 or the successor by merger of that issuer.

(c) ”Fair value of the slates” means the value of the shares of a corporation immediately before the effective date of the corporate action referred to in section 302A.471, subdivision 1.

(d) ”Interest” means interest commencing five days after the effective date of the corporate action referred to in section 302A.471, subdivision 1, up to and including the date of payment, calculated at the rate provided in section 549.09 for interest on verdicts and judgments.

Subdivision 2. Notice of action. If a corporation calls a shareholder meeting at which any action described in section 302A.471, subdivision 1 is to be voted upon, the notice of the meeting shall inform each shareholder of the right to dissent and shall include a copy of section 302A.471 and this section and a brief description of the procedure to be followed under these sections.

Subdivision 3. Notice of dissent. If the proposed action must be approved by the shareholders and the corporation holds a shareholder meeting, a shareholder who is entitled to dissent under section 302A.471 and who wishes to exercise dissenters’ rights must file with the corporation before the vote on the proposed action a written notice of intent to demand the fair value of the shares owned by the shareholder and must not vote the shares in favor of the proposed action.

Subdivision 4. Notice of procedure; deposit of shares.

(a) After the proposed action has been approved by the board and, if necessary, the shareholders, the corporation shall send to (i) all shareholders who have complied with subdivision 3, (ii) all shareholders who did not sign or consent to a written action that gave effect to the action creating the right to obtain payment under section 302A.471, and (iii) all shareholders entitled to dissent if no shareholder vote was required, a notice that contains:

(1) the address to which a demand for payment and certificates of certificated shares must be sent in order to obtain payment and the date by which they must be received;

(2) any restrictions on transfer of uncertificated shares that will apply after the demand for payment is received;

(3) a form to be used to certify the date on which the shareholder, or the beneficial owner on whose behalf the shareholder dissents, acquired the shares or an interest in them and to demand payment; and

(4) a copy of section 302A.471 and this section and a brief description of the procedures to be followed under these sections.

(b) In order to receive the fair value of the shares, a dissenting shareholder must demand payment and deposit certificated shares or comply with any restrictions on transfer of uncertificated shares within 30 days after the notice required by paragraph (a) was given, but the dissenter retains all other rights of a shareholder until the proposed action takes effect.

Subdivision 5. Payment; return of shares.

(a) After the corporate action takes effect, or after the corporation receives a valid demand for payment, whichever is later, the corporation shall remit to each dissenting shareholder who has complied with subdivisions 3 and 4 the amount the corporation estimates to be the fair value of the shares, plus interest, accompanied by:

(1) the corporation’s closing balance sheet and statement of income for a fiscal year ending not more than 16 months before the effective date of the corporate action, together with the latest available interim financial statements;

(2) an estimate by the corporation of the fair value of the shares and a brief description of the method used to reach the estimate; and

(3) a copy of section 302A.471 and this section, and a brief description of the procedure to be followed in demanding supplemental payment.

(b) The corporation may withhold the remittance described in paragraph (a) from a person who was not a shareholder on the date the action dissented from was first announced to the public or who is dissenting on behalf of a person who was not a beneficial owner on that date. If the dissenter has complied with subdivisions 3 and 4, the corporation shall forward to the dissenter the materials described in paragraph (a), a statement of the reason for withholding the remittance, and an Offer to pay to the dissenter the amount listed in the materials if the dissenter agrees to accept that amount in full satisfaction. The dissenter may decline the offer and demand payment under subdivision 6. Failure to do so entitles the dissenter only to the amount offered. If the dissenter makes demand, subdivisions 7 and 8 apply.

(c) If the corporation fails to remit payment within 60 days of the deposit of certificates or the imposition of transfer restrictions on uncertificated shares, it shall return all deposited certificates and cancel all transfer restrictions. However, the corporation may again give notice under subdivision 4 and require deposit or restrict transfer at a later time.

Subdivision 6. Supplemental payment; demand. If a dissenter believes that the amount remitted under subdivision 5 is less than the fair value of the shares plus interest, the dissenter may give written notice to the corporation of the dissenter’s own estimate of the fair value of the shares, plus interest, within 30 days after the corporation mails the remittance under subdivision 5, and demand payment of the difference. Otherwise, a dissenter is entitled only to the amount remitted by the corporation.

Subdivision 7. Petition; determination. If the corporation receives a demand under subdivision 6, it shall, within 60 days after receiving the demand, either pay to the dissenter the amount demanded or agreed to by the dissenter after discussion with the corporation or file in court a petition requesting that the court determine the fair value of the Shares, plus interest. The petition shall be filed in the county in which the registered office of the corporation is located, except that a surviving foreign corporation that receives a demand relating to the shares of a constituent domestic corporation shall file the petition in the county in this state in which the last registered office of the constituent corporation was located. The petition shall name as parties all dissenters who have demanded payment under subdivision 6 and who have not reached agreement with the corporation. The corporation shall after filing the petition, serve all parties with a summons and copy of the petition under the rules of civil procedure.

Nonresidents of this state may be served by registered or certified mail or by publication as provided by law. Except as otherwise provided, the rides of civil procedure apply to this proceeding. The jurisdiction of the court is plenary and exclusive. The court may appoint appraisers, with powers and authorities the court deems proper, to receive evidence on and recommend the amount of the fair value of the shares. The court shall determine whether the shareholder or shareholders in question have fully complied with the requirements of this section, and shall determine the fair value of the shares, taking into account any and all factors file court finds relevant, computed by any method or combination of methods that the court, in its discretion, sees fit to use, whether or not used by the corporation or by a dissenter. The fair value of the shares as determined by the court is binding on all shareholders, wherever located. A dissenter is entitled to judgment in cash for the amount by which the fair value of the shares as determined by the court, plus interest, exceeds the amount, if any, remitted under subdivision 5, but shall not be liable to the corporation for the amount, if any, by which the amount, if any, remitted to the dissenter under subdivision 5 exceeds the fair value of the shares as determined by the court, plus interest.

Subdivision 8. Costs; fees; expenses.

(a) The court shall determine the costs and expenses of a proceeding under subdivision 7, including the reasonable expenses and compensation of any appraisers appointed by the court, and shall assess those costs and expenses against the corporation, except that the court may assess part or all of those costs and expenses against a dissenter whose action in demanding payment under subdivision 6 is found to be arbitrary, vexatious, or not in good faith.

(b) If the court finds that the corporation bas failed to comply substantially with this section, the court may assess all fees and expenses of any experts or attorneys as the court deems equitable. These fees and expenses may also be assessed against a person who bas acted arbitrarily, vexatious, or not in good faith in bringing the proceeding, and may be awarded to a party injured by those actions.

(c) The court may award, in its discretion, fees and expenses to an attorney for the dissenters out of an amount awarded to the dissenters, if any.

Facsimile copies of the Letter of Transmittal, properly completed and duly signed, will be accepted. The Letter of Transmittal, certificates for shares and any other required documents should be sent or delivered by each shareholder of Ault or his broker, dealer, commercial bank, trust company or other nominee to the Depositary, at one of the addresses set forth below.

The Depositary for the Offer is:

By Mail or Overnight Courier: American Stock Transfer & Trust Company Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, NY 11219	By Hand: American Stock Transfer & Trust Company Attn: Reorganization Department 59 Maiden Lane Concourse Level New York, NY 10038

By Facsimile

(718) 234-5001

Confirm Facsimile Transmission

(By Telephone Only)

Toll Free (877) 248-6417

Questions and requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and the Guidelines for Certification of Taxpayer Identification on Substitute Form W-9 may be directed to the Information Agent at the location and telephone number set forth below. Shareholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

Morrow & Co., Inc.

470 West Avenue
Stamford, CT 06902
(203) 658-9400

Banks and Brokerage Firms, Please Call: (800) 662-5200

Stockholders Call Toll Free: (800) 607-0088

E-mail: ault.info@morrowco.com